

130 years contributing to the development of the country and its people.

Financial Management Review

3Q23 | Quarterly & YTD Report

October 2023

Table of Contents



About this Report

Basis for Presentation

This financial report, which accompanies our quarterly financial statements, has been prepared as requested by the Chilean Financial Market Commission (CMF) in the Compendium of Accounting Standards for Banks while being elaborated in accordance with the IFRS Practice Statement 1 – Management Commentary as issued by the International Accounting Standards Board (IASB).

Figures included in this report "Financial Management Review", for purposes of analysis, are based on both the financial statements and management information systems of Banco de Chile.

Forward - Looking Information

The information contained herein incorporates by reference statements which constitute "forward-looking statements" that include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

- changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;
- changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;
- unexpected developments in certain existing litigation;
- increased costs;
- unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms;
- natural disasters or pandemics;
- the effect of tax laws or other kind of regulation on our business;
- other risk factors as reported in our form 20F filed with the U.S. SEC.

Undue reliance should not be placed on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

Contacts

Pablo Mejia
Head of Investor Relations
Investor Relations | Banco de Chile
pmejiar@bancochile.cl

Daniel Galarce
Head of Financial Control & Capital
Financial Control & Capital Area | Banco de Chile
dgalarce@bancochile.cl

About Banco de Chile



Our History

Banco de Chile dates back to 1893 when the financial institution was formed following the merger of the Valparaíso, Agrícola and Nacional de Chile banks. We have played an important role in the economic history of Chile. Since the beginning, we have been a fundamental pillar for the development of the country and a financial and business reference, maintaining a leading position in the Chilean banking industry. Before the creation of the Central Bank in 1926 and prior to the enactment of the General Banking Act, we were the main stabilization agent of the Chilean banking system.

Throughout our history we have developed a well-recognized brand name in Chile and expanded our operations in foreign markets, where we developed an extensive network of correspondent banks. In 1987 and 1988, we established four subsidiaries to provide a full range of specialized financial products and services as permitted by the General Banking Act. In 1999, we widened our scope of specialized financial services by creating our insurance brokerage and factoring subsidiaries.

During the early 2000s, the Chilean banking industry witnessed intense merger and acquisition activity. In 2002, we merged with Banco de A. Edwards, which allowed us to expand our business to new customer segments. In 2008, we merged our operations with Citibank Chile. As a result of these consolidations, we currently operate a distribution network that is composed of two brand names, namely, "Banco de Chile" (which operates throughout Chile) and "Banco Edwards-Citi" (which is primarily oriented to higher income segments). Likewise, most of our subsidiaries operate under the brand name "Banchile".

Our legal name is Banco de Chile and we are organized as a banking corporation under the laws of Chile and were licensed by the CMF to operate as a commercial bank on September 17, 1996. Our main executive offices are located at Paseo Ahumada 251, Santiago, Chile, our telephone number is +56 (2) 2637-1111 and our website is www.bancochile.cl.

We are a full-service financial institution that provides, directly and indirectly through our subsidiaries, a wide variety of lending and non-lending products and services to all segments of the Chilean financial market, providing our customers with powerful, differentiated and comprehensive value offerings. In addition to our traditional banking operations, our subsidiaries and affiliates permit us to offer a variety of non-banking but specialized financial services including securities brokerage, mutual funds management, investment banking, insurance brokerage and collection services.

We are present in all Chilean regions through our nationwide branch network and we have one of the best digital and mobile banking platforms in Chile, which allow us to meet the needs of more than 2 million customers in timely and safe manner. From the international perspective, our alliance with Citigroup provides our customers with access to a wide network of products and services abroad.

We have outstanding competitive strengths, such as excellent brand recognition, a comprehensive remote and non-remote distribution network, a distinctive and large customer base, a competitive funding structure, a solid equity base and a high credit quality loan portfolio. This is reflected in outstanding credit risk ratings by international agencies, which position us as one of the most solid private banks in Latin America.

About Banco de Chile

Financial Snapshot

3Q23 and 2023 YTD

(In Millions of Ch$)



Net Income

		Annual Var.
3Q23	259,993	(23.4)%
3Q22	339,576	
2023	858,091	(19.3)%
2022	1,062,825	

Operating Revenues

		Annual Var.
3Q23	681,907	(12.4)%
3Q22	778,186	
2023	2,133,472	(7.6)%
2022	2,310,137	

Expected Credit Losses

		Annual Var.
3Q23	60,471	(43.1)%
3Q22	106,218	
2023	233,351	(25.1)%
2022	311,749	

Operating Expenses

		Annual Var.
3Q23	269,766	+4.3%
3Q22	258,604	
2023	798,860	+9.6%
2022	728,877	

Corporate Governance

Equity Composition and Ownership Structure



Equity and Shares

Our equity is composed of 101,017,081,114 fully paid-in shares of common stock, without nominal (par) value. These shares are traded on the Santiago and Electronic Stock Exchanges in Chile under the ticker symbol "CHILE".

Also, since January 2, 2002 Banco de Chile's shares are traded on the New York Stock Exchange under the American Depositary Receipts (ADR) program in the form of American Depositary Shares (ADS) under the ticker symbol "BCH". Each of our ADS represents 200 shares of common stock without par value. JPMorgan Chase Bank is the depositary of our ADS.

BOLSA SANTIAGO

Bec

LISTED NYSE


Ergas Group
Quiñenco S.A.
50.0%
3.02%
LQIF
51.15%
Banco de Chile
50.0%
45.83%
citi
Free Float

As of September 30, 2023

Ownership Structure

Our main shareholder is the LQIF group, which directly and indirectly owns 51.15% of our shares. LQIF is a joint a venture that is equally owned by Quiñenco S.A. (50%) and Citigroup Inc. (50% each other).

A strategic partnership agreement between Quiñenco and Citigroup gives control to Quiñenco over LQIF and the companies directly and indirectly controlled by LQIF.



Board of Directors, Committees and Managerial Structure

Board of Directors

Our Board of Directors (Board) is the main corporate governance body and its most important duties include establishing strategic guidelines; approving policies, procedures and mechanisms designed to meet the objectives of the corporate governance system; and appointing a Chief Executive Officer.

The Board is composed of eleven directors and two alternate directors, in accordance with our bylaws. The board is voted every three years. In March 2023, the most recent election date, our shareholders elected new directors, of which eleven were proposed by LQIF (nine directors and two alternate directors) and other two members were proposed by shareholders other than LQIF, including an independent director. Currently, our Board is composed of three women and ten men.

Our Board meets twice a month, except in February, when it meets once. Extraordinary sessions may be convened by the Chairman or by request of one or more regular directors.

In the Board of Directors' meeting carried out on September 28, 2023 the Director and Vice Chairman Mr. Andrónico Luksic Craig submitted his resignation to these positions, which will become effective on December 29, 2023. In the same meeting, our Board agreed the appointment of both Director Mr. Francisco Pérez Mackenna as Vice Chairman and as new Director to Mr. Patricio Jottar Nasrallah.



Board Committees

Our Board delegates certain functions and activities to our committees to control, evaluate and report to the board of directors regarding specific matters which may affect our businesses.




Banco de Chile and Subsidiaries Committees
Board Committees
Directors And Audit Committee
Portfolio Risk Committee
Board of Directors Credit Committee
Finance, International And Market Risk Committee
Anti-Money Laundering and Terrorism Financing Prevention Committee
Upper Operational Risk Committee
Leasing Committee
Factoring Committee
Banchile Corredores de Seguros Executive Committee
Capital Management Committee

Corporate Governance

Managerial Structure

We organize our operations through a comprehensive organizational structure that is composed of business, control and support divisions. Furthermore, our subsidiaries also have independent management principles and structures that allow them to satisfy the challenges faced in the industries in which they participate.



Banco de Chile and Subsidiaries Structure
Chief Executive Officer
Corporate Divisions and Subsidiaries
Business
Control
Support
Subsidiaries
Commercial Division
Corporate Division
Treasury Division
Management, Financial Control and Productivity
Wholesale Credit Risk
Retail Credit Risk and Global Risk Control
Global Compliance
Controller
Cybersecurity
Marketing and Digital Banking
People and Organization
Operations and Technology
General Counsel
Banchile Administradora General de Fondos S.A.
Banchile Corredores De Bolsa S.A.
Banchile Corredores de Seguros Limitada
Banchile Asesoría Financiera S.A.
Socofin S.A.



Business Strategy

Competitive Strengths and Resources

We count on solid competitive strengths that represent the key inputs for the value creation process for customers, shareholders, employees and the community. These resources sustain our remarkable and consistent track record, which in turn is inspired by our purpose of contributing to the development of the country and people.


Banco de Chile

Financial

- Sustained profitability leadership
- Robust capital base and demand deposits
- Solid credit risk and ESG ratings

Human & Cultural

- Capacity to attract and develop talent
- Collaborative work culture
- Leadership in risk management

Organizational

- Brand value
- Sound corporate governance
- Leader in digital banking
- Global presence through strategic partnership with Citigroup

Social

- Outstanding corporate reputation
- Wide customer base
- Solid relationships with suppliers
- Longstanding relationships with investors
- Recognized promoter of inclusion and entrepreneurship



Corporate Statements, Commitments and Strategic Pillars

Purpose

To contribute to the development of the country and its people.

Mission

We are a leading, globally-connected financial corporation with a prestigious business tradition. We provide financial services of excellence to each customer segment, offering creative, agile and effective solutions and thus ensuring value creation for our shareholders, our employees and the community at large.

Vision

In everything we do, we constantly strive to be the best bank for our customers, the best place to work, and the best investment for our shareholders. We do so in a way that demonstrates our commitment to the people in our organization and the community in general.

Corporate Values


Integrity
Commitment
Respect
Loyalty
Prudence
Responsibility
Justice

Commitment

Our Customers

We pursue to be the bank with the best service quality, offering innovative, simple and secure products and services designed to meet the needs and aspirations of each segment, with timely, agile and proactive service in order to build trusted and long-term relationships. To do this, it is essential to have always available distribution channels that allow fluid and timely communication, in addition to employees devoted to customer service while having digital knowledge.





Our Staff

We are certain that our team is a distinctive asset and a solid competitive advantage in the industry. This is based on their commitment, dedication and excellence. For this reason, we offer development and growth opportunities based on merit, providing competitive compensation and economic and welfare benefits. At the same time, we seek to promote a respectful, friendly and collaborative work environment in a place that has suitable technological tools and infrastructure. We build a homogeneous and distinctive culture, based on corporate commitments and values through the involvement in social activities, in order to become a Corporation distinguished as the best place to work and the best team in Chilean banking industry.

Our Shareholders

We honor our shareholders' confidence by maximizing the company's value, with responsibility, prudence and a long-term business vision. We deploy our strategy through appropriate risk management and a culture of operational excellence that allows us to project the sustainable leadership of the corporation.





Our Community

We are convinced that our success is linked to the sustainable development of our country and the community. That is why in our daily actions we reflect our commitment to community by supporting diverse initiatives to overcome adversity, through the development of internal policies while being present in emblematic solidarity crusades. We are also committed to diversity and inclusion, entrepreneurship, environmental care, and with equality and governance dimensions.

Strategic Pillars and Mid-Term Targets

Our strategic pillars represent an intermediate stage between our corporate statements and the deployment of our strategy (Strategic Initiatives), which are based on Collaboration, Culture and Talent as crucial inputs for an adequate and timely implementation of the transformational processes.

- **Customer at the Center of our Decisions**

  "Best Bank for our Customers"

  Our customers are the primary motivation and the purpose of our actions. They are the anchor on which all decisions are made in the diverse business dimensions. This approach requires us to offer an innovative value proposition, simple and tailored to our customers' needs throughout their lifecycle.

- **Efficiency and Productivity**

  "Fast, Timely, Secure and Digital"

  We are convinced that efficiency and productivity are key drivers to building an agile and modern bank and to ensure our leadership in the medium term. The development of innovative, effective, automated, and secure digital processes will be crucial to advance in this area.

- **Sustainability and Commitment to Chile**

  "An appreciated Bank, with solid Reputation"

  "A Bank that supports Entrepreneurship"

  We are committed to the development of the country and the progress of people by helping to improve their quality of life without compromising the well-being of next generations, promoting economic growth with environmental care and providing equal opportunities.

Banco de Chile's Strategy at a Glance


TRANSFORMATION INITIATIVES
STRATEGIC PRIORITIES
PURPOSE
WHY
HOW
WHAT
Drive Technological evolution
Increase Productivity
Accelerate Digital solutions
Strengthen commercial activity
Develop skills and talent
Manage sustainability commitment to Chile
With efficiency and productivity
With customer-centric decision making
Committed to sustainability and Chile
With collaboration

Mid-Term Targets

Strategic Pillar	KPI	Mid-Term Target
Customer at the Center of our Decisions	Net Promoter Score	> 70.0%
	Market Share in Total Loans (1)	Top 2
Efficiency and Productivity	Cost-to-Income Ratio	< 42.0%
Sustainability and Commitment to Chile	Return on Average Capital and Reserves (2)	Top 1
	Corporate Reputation	Top 3

(1) Excluding subsidiaries abroad
(2) Among main peers

Business Trends

To achieve our strategic goals is crucial to know and understand the factors that could affect our performance in order to adapt our business strategy to face what we are not capable of controlling.

The following factors represent main trends and changes affecting the banking business, which we address through our strategic initiatives:



Social and Cultural Trends

- New political and social cycle.
- Constitutional process in progress in Chile.
- Diverse reforms promoted by the government with potential impact on the economic and business environment.
- Global and local economic uncertainty.
- Increased competition and regulatory requirements.
- Generational and behavioral shifts: customer | worker.
- Digital transformation and adaptation to new technologies.
- Change in the company – customer relationship.
- Climate change.

Trends in Banking Business

- Consolidation of digital channels as the main means of interaction with customers and non-customers.
- Business model modernization: Talent management and IT strategy to adapt to the new environment.
- Sustainability requirements.
- Cost base optimization to mitigate competition and regulatory changes.
- Innovation in banking solutions.
- Arising of non-traditional competitors.

Transformation Initiatives



Our Directive Plan describes the roadmap of initiatives and projects we have defined to achieve our medium and long-term objectives. This roadmap is flexible by adapting to the changes in the business environment and trends while permitting us to prioritize and focus financial and human resources.

The six dimensions that comprise our Directive Plan are described below:



Accelerating Digital Solutions

This dimension crosses at dimensions related to commercial activities, efficiency and technological evolution by defining our strategic ambition on this matter: "being the digital benchmark in the Chilean banking industry by generating the best customer experience and pursuing sustained growth in the future".

Based on this strategy, we have strengthened and enhanced our offer of digital products and services while optimizing our processes and undertaking technological renovation for full accessibility of remote our channels.

Recent Achievements

- Launching of digital onboarding current account in USD for individuals and companies.
- New functionalities enabled in websites and mobile apps for individuals and companies.
- Integration of investment functionalities into corporate websites.
- 100% digital adoption of CRM tools.
- Smart technologies to improve phone-banking customer experience.
- Significant advances in information management and data governance.
- New contactless mobile payment functionality enabled through Apple Pay wallet.



Strengthen Commercial Activity

This aspect aims to improve our value propositions to match new trends and customer expectations, in order to sustain profitable business growth. Its projects and initiatives encompass channels, platforms, service centers and commercial dynamics, and it incorporates greater technology, efficiency, automation and simplicity into our processes.

Recent Achievements

- Checking accounts sales increase above 13% per year
- Investment products strenghtening through new sales-force management model, process digitalization and segmentation, which has allowed us to enhance value offerings through new mutual funds.
- 1st private bank in credit origination of state-guaranteed Fogape Chile Apoya loan program.
- Strengthened brand positioning through improved loyalty programs and new digital marketing channels.
- Successful commercial campaigns focused on residential mortgage loans, boosting annual origination above 70%.
- New developments in advanced analytics and AI that enabled us to enhance value offerings for individuals and companies.
- Cash management iniciatives based on analytic tools and commercial management that have focused on payroll contracts.
- First steps in the metaverse that pursue to enhance customer engagement and experience.
- Best investment bank by Euromoney and Global Finance.
- Service quality: "Customers Satisfaction National Award" by Procalidad and 1st place in Xperience Index by Praxis.

Business Strategy

Increasing Productivity Levels	Recent Achievements
This aspect adds to our strategic plan and is driven by identifying opportunities based on gap analysis compared to best practice, in order to demonstrate that excellence in efficiency and productivity is an indispensable requirement for leadership.	→ Optimization of cash management processes for SMEs. → New digital platform for collection services through self-service and online renegotiation. → Reengineering of branch service processes that improved service time. → Continued improvements in commercial productivity and business systematics. → Consolidation of digital sales on non-credit related insurance. → Decrease in custody and vault transportation costs by improving related processes and locations. → Change in the internal management processes by means of the adoption of a new corporate purchase model. → Time deposits profitability improvement through enhanced pricing management.



Boosting Technological Evolution	Recent Achievements
This aspect encourages the bank's technological architecture to progressively evolve, to keep it modern, flexible, scalable and in line with leading market practices, and establish highly automated and integrated software development processes that accelerate our ability to implement digital transformation.	→ Completion of important technological modernization projects intended to optimize operating processes and service times. → New technology and infrastructure for face-to-face branch services to improve customer experience. → Progress in the implementation of our multicloud strategy to prompting innovation and time-to-market of value offerings. → Initial phase of our core banking platform upgrade and final stages of new module implementation for our derivatives management system. → Implementation of Cloud infrastructure in Banchile Mutual Funds. → Development of AI pilot projects to increase productivity in software development and sales force training.

Business Strategy



Developing Talent and Capabilities

This workstream addresses the evolution and handling of cultural and behavioral changes within the organization with the aim of approaching new realities and relationship dynamics between us and our employees and among employees by means of promoting culture transformation, collective practices and individual behaviors based on the values, attributes of coexistence and intangible attributes of the corporation. This cultural transformation seeks to build a more agile, diverse, flexible and collaborative Bank; with new boundaries in terms of diversity, inclusion, environmental care and relationships with the society; as well as new ways of working, based on participation, experimentation, co-construction and cross collaboration.

Recent Achievements

- New training programs to developing directive and leaderships capabilities by emphasizing gender equality and labor ethics.
- Strengthened narrative and dissemination of corporate cultural pillars through a partnership with the national rugby team "Los Cóndores".
- Successful implementation of workday reduction to 39 hours per week.
- Merco Talento Award: First place among Chilean Banks for tenth time in a row in talent attraction and retention.


Naturaleza

Strengthening ESG and Commitment to Chile

This is a cross initiative that involves all the other five dimensions of our Directive Plan. This initiative is composed of the following pillars, that are also part of our sustainability strategy:

- diversity and inclusion,
- education and entrepreneurship,
- emergency response,
- contribution to the environment, and
- governance of sustainable management.

The deployment of this initiative considers communication activities aimed at reinforcing corporate values and culture, stakeholder management, and building alliances with expert foundations and public and private organizations.

Recent Achievements

- Support actions to assist customers and communities affected by forest fires, rains and floods.
- Deployment of supporting actions for women and SMEs through the 3rd call for "Mujeres que Inspiran" program and the 8th edition of "Desafío Emprendedor" national contest.
- Implementation of corporate volunteering activities aimed at supporting social and educational organizations and senior citizen communities.
- Strenghtened labor relationships on the grounds of two successfully negotiated collective bargaining agreements in advance.
- Training in sustainable finance and climate change impacts on the banking industry for management levels.
- Issuance of ESG bonds for more than USD80 million under the Sustainability Financing Framework to finance companies and enterprises led by women.
- "100% digital insurance for greener squares" campaign. Planting of native trees and bushes in squares and parks throughout the country.
- Continuation of our strategy to promote inclusion: (i) Contribution to the Chilean Special Olympics Foundation, (ii) launching of the VI version of Expo Inclusión, and (iii) organization of the Chilean Open Copa Banco de Chile.
- Strengthening of information and awareness campaigns for customers and the community on new cybersecurity threats and digital fraud.
- Improvement in the Sustainalytics ESG Risk Rating, achieving the best score within the local industry (as of May 2023).
- Ranked in fourth place, out of 100 companies in ESG, based on our commitment to the development of a sustainable country.

Stakeholder Engagement

Banco de Chile keeps several communication channels open with our stakeholders in order to gather information to answer questions and manage concerns regarding different issues. We also actively participate in social media and count on specific channels dedicated to managing inquiries and requirements.



Stakeholders	Engagement Objectives	Mechanisms and/or Channels of Communication	Frequency
Customers	• Offer excellent service characterized by integrity, personalization, agility and proactivity in order to build long-term, trust-based relationships. • Use permanently available service channels to keep customers informed in a timely and appropriate manner. • Provide differentiated financial solutions featuring quality, innovative products and services for each customer segment.	• www.bancochile.cl • Branches and ATMs • Telephone banking service 600 637 37 37 • Mobile applications • https://cl.linkedin.com/company/banco-de-chile • Twitter and Instagram:@bancodechile | @bancoedwards | @ayudaBancoChile • Facebook: bancodechile | bancoedwards	Ongoing
Shareholders and Regulators	• Be the best investment option, maintaining a leading position by value of shares traded • Promote operational efficiency and productivity in order to encourage prudent risk management based on integrity and transparency. • Comply with the regulatory requirements defined by the correspondent authority. • Keep a corporate governance and internal control environment that allow to manage risk and capital adequately.	• Shareholders' meeting • Annual Report & Form 20-F • Financial reporting • Investor Relations: ir@bancochile.cl • Webcasts • Website • CMF Reports belonging to both the Information System and the Risk System Frameworks.	Annual Quarterly Monthly Ongoing
Employees	• Offer merit-based development opportunities with competitive compensation and economic benefits. • Promote a respectful, polite work environment in a location equipped with the appropriate technology and infrastructure.	• Intranet / Emails / SOY_DELCHILE App • Competency Assessment • Counseling Program (Programa Orienta) • My Health Program (Programa Mi Salud) • Quality of Life Program / Active Chile Program • Point Bank / Team meetings • Contact: comitedeetica@bancochile.cl apoyolaboral@bancochile.cl centroatencionpersonas@bancochile.cl	Annual Ongoing
Community	• Promote financial education. • Facilitate a more equitable society that offers greater opportunities through inclusion of persons with disabilities. • Manage the business in an environmentally respectful manner. • Support SMEs and entrepreneurs in developing their businesses.	• Annual Report • Contact: sostenibilidad@bancochile.cl • www.bancochile.cl	Ongoing
Suppliers	• Build long-term collaborative supplier relationships based on transparency, competition, efficiency, respect and objectivity. • Streamline and increase the effectiveness of processes for supplying goods and services. • Ensure that services are hired and goods are acquired under market conditions. • Ensure that the bank's obligations are paid in accordance with the terms and conditions agreed.	• proveedores@bancochile.cl	Ongoing

Business Segments Description


Banco de Chile
El banco de Chile

In line with our strategic pillar "Customer at the Center of our Decisions", we pursue to offer the best value proposition in the banking industry by delivering excellent service quality, along with timely and effective solutions.

Given the wide diversity of clients, ranging from individuals to private banking customers and from micro-entrepreneurs to corporations, we organize our operations and value propositions into four business segments:

Banco de Chile

Retail Banking

- **Personal Banking**: Individuals and Micro-Entrepreneurs
- **SME Banking**: Small and Medium –sized Companies with Annual Sales up to UF70,000

Wholesale Banking

- **Large Companies**: Chilean Companies with Annual Sales between UF70,000 and UF3,000,000
- **Corporations**: Chilean Companies with Annual Sales over UF3,000,000
- **Special Business**: Real Estate and Contruction; Family Office

Treasury

- **Treasury**: Institutional Customers; Corporate Customers and Large Companies; Private and Preferred Banking Customers

Subsidiaries

- **Banchile**: Mutual Fund Management; Stock Brokerage; Insurance Brokerage; Financial Advisory Services
- Collection Services (Socofin)

Business Strategy



Retail Banking Segment

This business unit provides universal financial solutions to everyone in Chile, including: teenagers, individuals, employed workers, self–employed workers, retired people and micro, small and medium-sized companies with annual sales of up to UF70,000.

The value propositions to this segment reflects how customers interact with the bank, whether on-site or remotely, according to their needs for the simplest to the most sophisticated products and services, with differentiated value propositions for the relational and transactional segments.

The financial products and services offered by this segment include checking accounts, debit cards, credit cards, lines of credit, mortgage loans, consumer loans, commercial loans, general purpose mortgage loans, finance leases, factoring services, mutual fund management and stock brokerage, foreign trade, payments and collections, insurance brokerage including life and general insurance, time deposits, savings instruments and foreign currency services, through a network of branches operating under the "Banco de Chile" and "Banco Edwards Citi" brands.

Wholesale Banking Segment

This business unit provides banking products and services to companies with annual sales that exceed UF70,000, which include a large proportion of Chilean listed and unlisted companies, subsidiaries of multinational companies and conglomerates operating in Chile, in the financial, commercial, manufacturing, industrial, infrastructure, real estate and construction sectors, as well as projects, concessions, family offices and large companies.

This business unit provides a wide range of products that include short and long-term commercial loans, working capital loans, lines of credit, corporate credit cards, foreign trade and foreign currency brokerage, factoring services, leases, non-residential mortgage loans and long-term syndicated loans. Investment banking services are provided by the subsidiary Banchile Asesoría Financiera S.A., such as transaction structuring services for mergers and acquisitions and assistance with debt restructuring. It provides cash management services, which include paying payroll, suppliers, pensions and dividends, collection services, connections to international funds transfer networks and traditional deposit products, particularly checking accounts. It provides traditional lending products, a wide range of non-lending services related to project finance, deposit and fund management, treasury and investment management, derivative contracts, insurance brokerage, and other tailored services.



Business Strategy



Treasury Segment

Our Treasury segment provides a wide range of financial services to our customers, including currency intermediation, forward contracts, interest rate swaps, transactions under repurchase agreements and investment products based on bonds and deposits.

Our Treasury manages currency, interest rate and term mismatches, ensures that liquidity is sufficient, manages the investment portfolio and brokers fixed-income, foreign exchange and derivative instruments. It also manages mismatches with the aim of securing a suitable financing structure and diversifying its sources of finance.

The Treasury segment is also responsible for: (i) the issuance of short- and long-term senior bonds, as well as long-term subordinated bonds, in Chile or abroad, (ii) monitoring compliance with regulatory deposit limits, technical reserves and maturity and rate matches/mismatches, (iii) monitoring our adherence to the security margins defined by regulatory limits, and risk limits for interest rate, currency and investment gaps. This segment continually monitors the Bank's cost of funding by benchmarking with the rest of the local financial system and financing alternatives in Chile or abroad.

Subsidiaries

We have made several strategic long-term investments in financial services companies that are engaged in activities that complement our commercial banking activities. In making these investments our goal has been to develop a comprehensive financial group capable of meeting the diverse financial needs of our current and potential customers by offering traditional banking products and specialized financial services through our different subsidiaries.

Most of our subsidiaries operate under Banchile brand name, with exception of Socofin. Through them we offer the following financial services to Banco de Chile's customers and non-customers:

- Securities Brokerage and FX trading
- Mutual Funds and Investment Funds Management
- Insurance Brokerage
- Financial Advisory and Investment Banking
- Collection Services


Banchile
INVERSIONES

Economic & Business Environment

Regulation & Supervision

Chilean banks are primarily subject to the General Banking Act and secondarily, to the extent not inconsistent with that law, the provisions of the Chilean Corporations Law governing publicly listed corporations, except for certain provisions that are expressly excluded. The main authorities regulating financial institutions in Chile are the Financial Market Commission ("CMF") and the Chilean Central Bank.



The CMF

The CMF must regulate, oversee, sanction and manage the operation, stability and development of the Chilean financial market by easing the participation of market agents while keeping public trust. In order to do so, the CMF must have an overall and systemic vision by protecting interests of investors and insured agents. The CMF also can impose sanctions on the supervised entities.

The CMF currently oversees the Chilean Financial Market (comprised of publicly traded companies, banks and financial institutions, insurance companies, insurance brokers, mutual funds and investment funds).

Regarding the specific powers of the CMF related to banking regulation, this entity authorizes the creation of new banks and has broad powers to interpret and enforce legal and regulatory requirements applicable to banks and financial institutions. Furthermore, in cases of noncompliance with its legal and regulatory requirements, the CMF has the ability to impose sanctions. In extreme cases, it can appoint, with the prior approval of the board of directors of the Central Bank, a provisional administrator to manage a bank. It also has the mandate to approve any amendment to a bank's bylaws or any increase in its capital.

The CMF examines all banks, usually at least once a year or more often, if necessary, under certain circumstances. Banks are required to submit unaudited financial statements to the CMF, on a monthly basis, and to publish their financial statements at least four times a year in their website or in a newspaper of national circulation.

A bank's financial statements as of December 31 of each year must be audited and submitted to the CMF together with the opinion of its independent auditors. Also, banks are required by the CMF to include in mid-year financial statements (as of June 30 of every fiscal year) an auditor's limited review statement in accordance with Chilean GAAP.

In addition, banks are required to provide extensive information regarding their operations at various periodic intervals to the CMF by means of specialized reports associated with business-related risk, products, debtors, transactions, distribution channels, among others.

The Central Bank

The Central Bank is an autonomous legal entity created under the framework of the Chilean Constitution. It is subject to its *Ley Orgánica Constitucional* (the "Organic Constitutional Law") and the current Chilean Constitution. To the extent not inconsistent with its Organic Constitutional Law or the current Chilean Constitution, the Central Bank is also subject to general laws applicable to the private sector, but is not subject to the laws applicable to the public sector. The Central Bank is directed and administered by a board of directors composed of five members appointed by the President of Chile, subject to Senate approval.

The legal purpose of the Central Bank is to maintain the stability of the Chilean peso, control inflation and the orderly functioning of Chile's internal and external payment systems. The Central Bank's powers include setting reserve requirements, regulating the amount of money and credit in circulation, and establishing regulations and guidelines regarding financial companies, foreign exchange (including the Formal Exchange Market) and bank deposit-taking activities.

The SEC

As we are listed on the New York Stock Exchange since January 1st, 2002 through our ADR program, we are also subject to regulation and supervision of the Securities and Exchange Commission.

We are required to file with SEC the form 20F, including audited financial statements, as of December of each year in accordance with IFRS as issued by the International Accounting Standards Board.



Economic Outlook

The economic activity remains weak. In the 2Q23, the GDP contracted 1.1% on annual basis, after declining 0.8% in the previous quarter. This performance was mainly explained by the 4.7% annual decline in total consumption, driven by the steep contraction of 25.8% in durable consumption and the annual decrease of 1.2% in exports. Even though available information from the 3Q23 also depicts subdued growth (annual growth of only 1.8% in July and a 0.9% decline in August), the pace of annual contraction has been lower in comparison with previous quarters.

On a sequential basis, the economy displays a similar trend. In the 2Q23, GDP fell 0.4% on a quarterly basis, mainly due to the 3.6% quarterly decline in commerce. Likewise, economic activity posted a 0.5% monthly decline in August. The subdued activity has been a consequence of several factors, including (i) the lagged effects of interest rate hikes, which rose 1075 bp. in the tightening cycle that came to an end just in July 2023, (ii) the fiscal adjustment carried out in 2022, and (iii) the normalization of liquidity levels in the whole economy, after extraordinary levels seen during the pandemic due to non-recurrent aid measures. Additionally, the slowdown in some trade partners of Chile has negatively contributed to the local slowdown.

GDP Growth
(Annual growth, %)


0.2
-2.3
-0.8
-1.1
0.1
3Q22
4Q22
1Q23
2Q23
3Q23f

In this environment, the unemployment rate has increased to 9.0% in the quarter ended in August, which is 100 bp. above the figure posted a year ago. This was explained by the 2.9% annual expansion in the labor force and lower dynamism in total employment, which expanded by only 1.7% in the same period.

Several indicators, such as the Internet Job Ad index, which posted the lowest level since mid-2020, allow to predict further weakening in the labor market.

CPI & Unemployment Rate (1)
(In Percentage)


13.7
8.0
12.8
7.9
11.1
8.8
7.6
8.5
5.1
9.0
3Q22
4Q22
1Q23
2Q23
3Q23f
CPI
Unemployment

(1) End of period CPI 12m variation and average unemployment rate for the quarter.

On a positive tone, inflation has been sliding, although with increased volatility. The local CPI increased 0.7% on a monthly basis in September 2023, although core measures posted lower variations. For instance, the CPI that excludes food and energy prices rose by 0.4% on a monthly basis, while the CPI ex-volatile prices rose by 0.2%. These figures confirm the overall monthly rise was influenced by temporary factors related to fruits & vegetables, which posted a monthly rise of 7.1%.

Based on these trends, 12-month inflation declined to 5.1% in September 2023, which represents the lowest figure since August 2021. The downward tendency was observed in all core measures, mainly in tradable inflation that went down to 3.8% due to lower pressures from the stability in the Chilean peso and lower global inflation.

In this environment, the Central Bank's Board began an easing cycle in the Monetary Policy in July 2023. Since then, the monetary policy rate has been reduced twice by a total amount of 175 bp. to 9.5%, while the forward guidance foresees further rate cuts. This process takes places after a period monetary contraction that increased the policy interest rate by 1,075 bp. between 2021 and 2022.



Competitive Landscape

The Chilean market for banking and other financial services is highly and increasingly competitive and consists of various market sectors. The most important sector is commercial banking with total loans (excluding operations of subsidiaries abroad) representing 86% of the Chilean GDP as of December 31, 2022.

The Chilean banking industry consisted of 17 banks, 16 of which were private sector banks and one state-owned bank, namely, Banco Estado.

We face significant and increasing competition in all market segments in which we operate. As a comprehensive commercial bank that offers a wide range of services to all types of enterprises and individual customers, we deal with a variety of competitors, ranging from large private sector commercial banks to more specialized entities, such as "niche" banks.

In addition, we face competition from other types of lenders, such as non-banking leasing, crowdfunding, factoring and automobile financing companies, especially in credit products, mutual funds, pension funds and insurance companies within the market for savings products, as well as insurance companies in the market for mortgage loans.

Likewise, other non-traditional providers of financial services have emerged over the last years, such as e-commerce, local and foreign fintech companies, Telecom companies, like internet and mobile phone providers, and more recently some marketplaces that may set and provide offerings, in the form of temporary financing, directly to their customers or providers. These new ways of doing business are based on the disintermediation of traditional banking service providers while not being subject to the same capital requirements that banks are. Therefore, these providers represent a challenge for the traditional banking industry.

Within the local banking industry, our primary competitors are the main private sector commercial banks in Chile, namely, Banco Santander-Chile, BCI, Scotiabank Chile, and Itaú. Nevertheless, we also face competition from Banco Estado.

In the retail market, we compete with other private sector Chilean banks, as well as with Banco del Estado. Among private sector banks, we believe our strongest competitors in this market are Banco Santander—Chile, Scotiabank Chile and BCI, as these banks have developed diversified business strategies focused on both small and medium sized companies and lower to middle income segments of the Chilean population.

In addition, we believe our strongest competitors in the high-income individual segment are Banco Santander—Chile, and Banco Bice, as these banks rely on specialized business models that provide wealth management and traditional banking services, as we do.

In the wholesale market, we believe our strongest competitors are also Banco Santander-Chile, BCI, Itaú and Scotiabank Chile. Similarly, we believe these banks are our most significant competitors in the small and medium sized companies' business segment.

We also compete, mainly through our subsidiaries, with companies that offer non-banking specialized financial services in the higher-income individuals segment and the middle market and corporate segment such as Larrain Vial, BTG Pactual, Moneda Asset and CrediCorp, whose core businesses are stock brokerage, financial advisory and wealth management services. Other Chilean commercial banks also compete in these markets of specialized financial services, but they are less focused on such businesses.

The Chilean banking industry has experienced increased levels of competition in recent years from domestic as well as foreign banks. This phenomenon has triggered a consolidation wave within the industry and the creation of more comprehensive banking entities that participate in most of our markets. Consequently, banks' strategies have increasingly been focused on reducing costs and improving efficiency standards in order to compete effectively with the larger banks.



Banking Industry Performance and Competitive Position

The local banking business continues to be influenced by the current economic backdrop, although loan growth seemed to recover in the margin as of August 31, 2023 (latest available information). Nevertheless, 12-month real loan growth remains negative for commercial and consumer loans, which is well aligned with the contraction posted by private investment and household consumption. As revealed by the Central Bank's quarterly credit survey, demand for commercial loans remains weak among large companies and SMEs, which is highly linked to a deteriorated business sentiment due to diverse reforms. Likewise, offer conditions continue to be restrictive, particularly for specific economic sectors that have been battered by the economic downturn. In the case of individuals, demand for consumer loans is seemingly recovering while offer conditions do not appear to be stricter than previous quarters. In the case of residential mortgage loans, demand continue to be weak while offer conditions have not substantially changed from previous quarter.

Loan Growth (1)
(12m % change, in real terms)


1.7%
0.9%
1.3%
1.7%
2.0%
1.4%
0.4%
-0.5%
-2.8%
-2.4%
-3.8%
-1.9%
-2.0%
-2.5%
-2.9%
-4.5%
-4.7%
-5.7%
-6.0%
-8.5%
Sep-22
Dec-22
Mar-23
Jun-23
Aug-23
Total Loans
Commercial Loans
Residential Loans
Consumer Loans

(1) Figures do not include operations of subsidiaries abroad.

Based on the above, the local banking industry posted total loans by Ch$228,897,699 million as of August 31, 2023 (excluding offshore subsidiaries), which indicates a 3.7% nominal annual growth when compared to August 2022 and a 1.6% nominal year-to-date expansion. When adjusting by inflation, real loan growth turns into an 12-month contraction of 2.9% as of August 2023. This evolution has been steered by: (i) an annual real reduction of 6.0% in commercial loans due to both lower demand by corporations and stricter credit requirements for some industries, such as real estate and construction, (ii) a real annual decrease of 1.9% in consumer loans, driven by subdued demand due to lower consumption and tightened offer conditions, given the evolution of certain macroeconomic variables, such as interest rates and unemployment, effects that were to some extent offset by the consolidation of automobile loans by a local bank, and (iii) real 12-month expansion of 2.0% in residential mortgage loans.

As for liabilities, the abnormal trends seen during the pandemic, particularly in terms of Demand Deposits growth, keep on converging to long-term averages. As of August 31, 2023 Demand Deposits continued to adjust downwards by reaching Ch$62,721,726 million, which denotes declines of 10.5% and 6.8% when compared to August 2022 and December 2022, in nominal terms, respectively. It is worth noting, however, these contraction rates represent a deceleration in comparison with previous quarters, which indicates that current level of Demand Deposit is closer to average historical ones, as illustrated by a 27.4% reciprocity ratio in relation to Total Loans. Similarly, Time Deposits, that totalled Ch$106,981,186 million in August 2023, have also slowed down by recording annual and year-to-date expansions of 11.0% and 4.3%, respectively. On the other hand, Debt Issued has evolved on the grounds of inflation (as notional amounts are mostly denominated in UF).

The net income of industry amounted to Ch$3,021,352 million as of August 31, 2023, which indicates an annual dwindle of Ch$882,297 million against the same period of 2022. This change relied mainly on: (i) greater Income Tax of Ch$235,524 million on an annual basis due to lower inflation (that is tax deductible), (ii) higher Operating Expenses by Ch$234,934 million, focused on personnel expenses, (iii) Expected Credit Losses growing Ch$234,277 million, due to weakened risk profiles of both individuals and companies in relation to the positive payment behavior in 2022, and (iv) an annual decline of Ch$177,561 million in Operating Revenues, largely explained by the effect of lower inflation on the Chilean banks' UF asset exposure.

Economic & Business Environment

Market Share in Total Loans (1)
(As of August 2023)


17.3%
16.2%
14.3%
14.3%
9.9%
Itaú

Market Share in Debtors
(As of July 2023)


17.1%
16.6%
9.9%
9.1%
7.3%
Itaú

Market Share in Demand Deposits (1)
(As of August 2023)


20.3%
20.3%
15.0%
7.3%
5.9%
Itaú

Market Share in Assets Under Management (2)
(As of September 2023)


21.7%
18.4%
12.6%
5.8%
5.5%
BICE
LV

Market Share in Net Income
(As of August 2023)


25.7%
15.3%
10.2%
8.7%
8.6%
Itaú

Return on Average Capital and Reserves
(As of August 2023)


24.5%
14.4%
12.1%
11.7%
11.0%
Itaú

Cost-to-Income Ratio
(As of August 2023)


37.2%
42.3%
47.7%
48.3%
48.9%
Itaú

90-day Past Due Loans
(As of August 2023)


1.2%
1.3%
1.7%
2.0%
2.2%
Itaú

Sources: CMF and Mutual Funds Association
(1) Excluding operations of subsidiaries abroad.
(2) AUM stands for Asset Under Management and the chart includes banking and non-banking mutual funds subsidiaries



Key Business Drivers

Local Economy

After the recession affecting the local economy since 2022, we expect the beginning of a positive cycle in the short-term. In fact, we expect annual GDP contraction will last until July or August 2023. From that period onwards, we expect that the forecasted path for some key drivers, such as interest rate cuts by the Central Bank, lower inflation, and the persistence of favorable terms of trade, should positively contribute to improving economic growth in the near future. Nevertheless, the positive annual growth expected for the 4Q23 would not offset the negative figures posted previous quarters and, consequently, we continue to foresee a GDP contraction of 0.2% for the FY2023.

On prices, we expect headline inflation to continue ceding this year, towards 12-month variation of 4.2% in December 2023. This trend will likely result from opposite drivers, including: (i) some inflationary pressures in the margin, such as a weaker Chilean peso and higher international energy prices, and –on the other hand– below trend GDP growth and rising unemployment that should reduce non-tradable inflation. Since CPI variation would likely reach the 3.0% target only in 2024, we expect the Central Bank to continue with an easing cycle in the 4Q23 by taking the monetary policy interest rate to ~8.0% in December 2023.

These results are subject to risks that should be taken into consideration. From the external front: (i) the GDP growth of trade partners, such as China and the U.S, and (ii) armed conflicts in Eastern Europe and, more recently, the Middle East, are crucial factors for an open economy like Chile. In the local front, the evolution and the final outcome of economic and political reforms, including the constitution, the pension system, and the tax system, among other topics.

Chilean Economy (1)	2023f
GDP Growth	(0.2)%
CPI Variation (EoP)	~4.2%
Monetary Policy Interest Rate (EoP)	~8.0%

(1) Based on Banco de Chile's own estimates and forecasts provided by the Chilean Central Bank in the last Monetary Policy Report as of September 2023.

Local Banking Industry

For the rest of 2023, we expect:

- Loan growth to continue under pressure, given the current economic landscape that is likely to end up in slight GDP contraction. Likewise, interest rates are taking longer than expected to decline and some doubts on the evolution of inflation, due to external factors, would lead the Central Bank to be more conservative than previously forecasted. On top of that, the business sentiment remains gloomy, because of pending reforms that are simultaneously being analyzed. Based on these drivers, we have revised prior forecasts and today we believe that 12-month real growth (adjusted by inflation) in total loans should be slightly negative by December 2023 in the range of -1.0% to -2.0% for the industry (excluding operations of foreign subsidiaries).
- From the funding perspective, demand deposits continue to converge to historical average levels in relation to total loans. Since the average reciprocity ratio stand at ~25%–26%, we still see room for further correction in demand deposits as a percentage of total loans, as this ratio is currently hovering ~27%. All in all, we expect real annual contraction of ~8%–10%. Likewise, time deposits, interbank loans and debt placements should continue to converge to equilibrium relationships with respect to total loans over the rest of 2023.
- In terms of P&L, the industry's NIM have declined from the levels seen in 2022, though less than previously considered. Since monthly inflation should be above this year's trend in the 4Q23 and the monetary policy interest rate should decline, we expect NIM to end year in line with levels as of August 31, 2023.
- As for credit risk, past due loans and expected credit losses may remain basically flat when compared to current levels.

Banking System (1)	2023f
Nominal Loan Growth	Below inflation
DDA / Total Loans	~26%
Net Interest Margin	~3.7%
ECL / Avg. Loans	~1.3%
Past-Due Loans (>90d)	~2.1%

(1) Based on Banco de Chile's own estimates.

Snapshot on Strategic Advances



Strategic Pillar	Key Performance Indicator	As of September 2023	Mid-Term Target Compliance
Customer at the Center of our Decisions	Net Promoter Score	75.5%	✓
	Market Share in Total Loans	Top 2	✓
Efficiency and Productivity	Cost-to-Income Ratio	37.4%	✓
Sustainability and Commitment to Chile	Return on Average Capital and Reserves	Top 1	✓
	Corporate Reputation(1)	Top 2	✓

(1) Based on 2022 Merco Ranking.

Income Statement Analysis

3Q23 and Year-to-Date (In Millions of Ch$)



Net Income

3Q23 vs. 3Q22

Our net income amounted to Ch$259,993 million in the 3Q23, which denoted an annual decline of 23.4% when compared to the figure reached in the same period of 2022. As we have mentioned in previous reports, the process of normalization for certain market factors, that reached levels unseen in the last decade, explain the downward trend shown by earnings, which are also converging to fundamental levels.

Quarterly Net Income
(In millions of Ch$)


-23.4%
339,576
40,150
136,429
45,747
11,162
17,889
259,993
Customer Income
Non-Customer Income
Expected Credit Losses
Operating Expenses
Income Tax
3Q22
3Q23

Hence, the annual net income change was supported by:

- An annual decline of Ch$96,279 million or 12.4% in operating revenues, mainly underlain by the decrease experienced by non-customer income, primarily as a result of lowered inflation during the 3Q23 (0.3%) when compared to the 3Q22 (3.5%). This effect was partly offset by higher customer income, on the grounds of greater income from loans and deposit products.
- An annual increase of Ch$11,162 million or 4.3% in operating expenses, mainly attributable to the effect of inflation on UF-indexed line items, such salaries and benefits to the staff. In addition, IT expenses, depreciation and amortization and other operational expenses increased when compared to a year earlier.
- An annual increment of Ch$17,889 million or 24.2% in income tax, primarily due to the effect of lower inflation on equity accounts, which is tax deductible in the Chilean tax system. This impact was partly offset by a decline of Ch$61,694 million in income before income tax, due to the business drivers described herein.

All these factors were partly offset by a decrease of Ch$45,747 million in Expected Credit Losses (ECLs), which was principally explained by the establishment of additional provisions and higher impairment of financial assets due to volatility in market factors in the 3Q22. These effects were partly compensated by slightly higher ECLs related to loan growth and a net credit quality deterioration in Retail Banking, in line with expectations.

2023 YTD vs. 2022 YTD

As of September 30, 2023, our net income reached Ch$858,091 million, which was 19.3% or Ch$204,734 million below the Ch$1,062,825 million posted in the same period of 2022.

Year-to-Date Net Income
(In millions of Ch$)


-19.3%
1,062,825
145,884
322,549
78,398
69,983
36,484
858,091
Customer Income
Non-Customer Income
Expected Credit Losses
Operating Expenses
Income Tax
Sep-22
Sep-23

This annual change was conducted by similar drivers that quarterly figures, as follows:

- Lower operating revenues by Ch$176,665 million or 7.6% on an annual basis, due to both the sliding trend adopted by inflation (10.5% as of Sep22 vs. 3.1% as of Sep23) and lower average exposure to inflation, which resulted in a non-customer income decline. This element, in turn, was to some extent offset by greater customer income, supported by a higher contribution from loans, overall deposits and fees.
- Operating expenses increasing Ch$69,983 million or 9.6%, aligned with the effect of cumulative inflation on UF-indexed line items, such salaries and benefits to the staff.
- Higher income tax by Ch$36,484 million as of September 2023 when compared to a year earlier due to the factors mentioned earlier.

These results were partly offset by a decrease of Ch$78,398 million or 25.1% in ECLs, associated with two opposite effects: (i) the establishment of additional allowances in the nine-month period ended on September 30, 2022, and (ii) the effect of loan growth and tempered credit deterioration in Retail Banking, due to normalized payment behavior.

Return on Average Equity (ROAE)

Due to the drivers mentioned above, we achieved a ROAE of 21.0% in the 3Q23, as compared to the 30.1% reached a year earlier and average equity increasing 9.6%. Likewise, as of September 30, 2023, our ROAE amounted to 23.4% in relation to the 32.3% registered a year ago.

Return on Average Equity (1)
(Annualized)


30.1%
16.5%
21.0%
19.9%
32.3%
19.0%
23.4%
19.6%
3Q22
3Q23
Sep-22
Sep-23
ROAE
Inflation-Adjusted ROAE

(1) Inflation-adjusted ROAE is computed as net income less the effect of inflation on capital and reserves (both for the period) divided by average shareholders' equity.

It is also important to take into consideration that since persistently high inflation negatively affects the real value of our capital and reserves, it is useful to provide investors with a non-GAAP measure, such as the inflation–adjusted ROAE for a comprehensive assessment of our performance, given the effect of purchasing power decline on our equity. When looking at this metric, it is possible to note that ROAE would have reached 19.9% in the 3Q23, which positively compares to inflation–adjusted ROAE of 16.5% in the 3Q22. Similarly, as of September 2023, our ROAE would have reached 19.6% in comparison with the 19.0% inflation-adjusted ROAE for the nine-month period ended as of September 30, 2022.

Projections

For the FY2023, as we anticipated in previous quarterly reports, we expect our ROAE to decrease from the levels posted in the FY2022, mainly due to the impact of lower inflation on our NIM. However, we have revised our forecast slightly upwards for NIM from last quarter (4.3%), since recent pieces of information on inflation suggest that 12-month variation of CPI would end 2023 in around 4.4%. Likewise, the monetary policy interest rate is now likely to decline less than expected last quarter (7.5%) to ~8.0% by the end of 2023.

From the credit risk perspective, even though we continue to foresee a normalization of ECLs, excluding additional provisions, recent figures suggest it will be more gradual than previously expected, converging to more normalized levels next year.

As for efficiency, we expect to end the year with a better level than the medium-term average, as revealed last quarter.

Based on the above, in absence of non-recurrent factors, for 2023 have revised our forecast for ROAE slightly up to ~23%, from the ~22% disclosed last quarter.

Banco de Chile	FY 2023
Loan Growth (Nominal)	Slightly above industry
Net Interest Margin (NIM)	~4.4%
Expected Credit Losses / Avg. Loans	~0.9%
Efficiency Ratio	~38%
Return on Average Equity (ROAE)	~23%

Operating Revenues Breakdown
(In millions of Ch$)

In Millions of Ch$	Quarter		Change 3Q23/3Q22		Year-to-Date		Change Sep-23/Sep-22	
	3Q22	3Q23	Ch$	%	Sep-22	Sep-23	Ch$	%
Net Interest Income (Interest and Inflation)	583,080	406,974	-176,106	(30.2)%	1,709,513	1,329,137	-380,376	(22.3)%
Financial Results (1)	46,124	127,826	81,702	+177.1 %	178,423	350,806	172,383	+96.6 %
Net Financial Income	**629,204**	**534,800**	**-94,404**	**(15.0)%**	**1,887,936**	**1,679,943**	**-207,993**	**(11.0)%**
Net Fees and Commisions	**137,895**	**132,485**	**-5,410**	**(3.9)%**	**395,179**	**405,465**	**10,286**	**+2.6 %**
Other Operating Income	**9,541**	**10,981**	**1,440**	**+15.1 %**	**18,729**	**36,498**	**17,769**	**+94.9 %**
Income attributable to affiliates	**2,740**	**3,561**	**821**	**+30.0 %**	**8,427**	**9,357**	**930**	**+11.0 %**
Income from Non-Current Assets Held for Sale	**-1,194**	**80**	**1,274**	**-**	**-134**	**2,209**	**2,343**	**-**
Total Operating Revenues	**778,186**	**681,907**	**-96,279**	**(12.4)%**	**2,310,137**	**2,133,472**	**-176,665**	**(7.6)%**
Key Ratios	**3Q22**	**3Q23**		**bp.**	**Sep-22**	**Sep-23**		**bp.**
Net Interest Margin	5.77%	4.16%		-161	5.63%	4.42%		-121
Net Financial Margin	5.57%	4.50%		-107	5.71%	4.73%		-98
Fees to Average Loans	1.54%	1.44%		-10	1.51%	1.47%		-4

(1) Include results from financial assets held for trading measured at fair value in P&L, financial assets measured at fair value through other comprehensive income, financial liabilities measured at fair value, trading derivatives, hedge accounting derivatives and foreign exchange transactions.

Net Financial Income

3Q23 vs. 3Q22

Net Financial Income Breakdown
(In Millions of Ch$)



629,204
534,800
261,706
121,742
367,498
413,058
3Q22
3Q23
Non-Customer Financial Income
Customer Financial Income

Net financial income contracted Ch$94,404 million during the quarter, from Ch$629,204 million in the 3Q22 to Ch$534,800 million in the 3Q23. This result was principally driven by an annual decline of Ch$139,964 million in non-customer financial income, from Ch$261,706 million in the 3Q22 to Ch$121,742 million in the 3Q23, resulting from the effect of market factors gradually converging to mid-term levels, including 12-month inflation after peaking at 13.9% in October 2022, measured as UF variation. In contrast, customer financial income increased Ch$45,560 million, from Ch$367,498 million in the 3Q22 to Ch$413,058 million in the 3Q23, mostly influenced by both increased income from consumer and residential mortgage loans and greater contribution of demand deposits to our funding.

Main factor explaining this performance was the annual reduction of Ch$155,977 million in the contribution of our structural net asset exposure to the UF, in line with the sharp decrease of inflation (measured as UF variation), from 3.5% in the 3Q22 to only 0.3% this quarter. This effect was mildly offset by increased average equity, which increases our structural average exposure to the UF.

This effect was partly offset by:

- An annual surge of Ch$22,652 million in income from loans, from Ch$195,764 million in the 3Q22 to Ch$218,416 million in the 3Q23. At a product level, income from consumer loans grew Ch$16,627 million or 20.8% YoY during the quarter, aligned with average consumer loan balances increasing 8.0% YoY in nominal terms and lending spreads growing nearly 80 bp. over the same period. Similarly, income from residential mortgage loans rose Ch$5,932 million or 29.2% on a YoY basis, fostered by annual increases in both average balances (+8.5%) and margins (+14 bp.). On the other hand, income from commercial loans registered a moderate annual decrease, backed by average balances of commercial loans declining 2.0% on an annual basis.

- An annual advance of Ch$15,051 million in the contribution of demand deposits (DDA) to our funding cost. This performance mostly relied on higher offshore interest rates when compared to the 3Q22, as a result of several measures taken by global central banks to control inflation. The effect on interest rates more than offset the annual decline of nearly 29.5% in foreign DDA average balances.
- An annual increment of Ch$10,355 million in income from time deposits (TD), from Ch$5,226 million in the 3Q22 to Ch$15,581 million in the 3Q23. This figure was associated with: (i) an annual advance in TD margins, which resulted from business intelligence initiatives and proactive pricing management, and (ii) an annual increase of 20.0% in time deposit average balances, resulting from the change in investor's preferences toward TD instead of DDA given the current level of interest rates, particularly in the short-term.
- Income from our Treasury business growing Ch$2,240 million YoY, from Ch$38,394 million in the 3Q22 to Ch$40,634 million in the 3Q23. This was mostly due to higher contribution from ALM by Ch$30,535 million on an annual basis, which was mainly explained by the sale of financial assets measured at FVTOCI in the 3Q22 that accumulated negative fair value adjustments at the moment of sale. This effect was almost entirely offset by: (i) an annual decline of Ch$27,458 million in income from the management of our Debt Securities and Trading desks resulting from higher local interest rates that negatively impacted the market value of fixed-income securities, effect that coupled with lower results from CVA for derivatives, and (ii) an annual decline of Ch$2,066 million in income from Sales & Structuring due to a higher amount of derivative transactions carried out in the 3Q22, which took place within a context of higher uncertainty arising from the first stage of the constitutional process and the subsequent referendum in September 2022.

2023 YTD vs. 2022 YTD

Our net financial income totaled Ch$1,679,943 million as of September 30, 2023, which represents an annual decline of Ch$207,993 million when compared to the Ch$1,887,936 million amounted in 2022 over the same period. Similar to drivers disclosed in the quarterly figures, this annual variation was mostly attributable to non-customer financial income decreasing Ch$343,591 million or 41.0%, which was mainly affected by the sharp decrease in year-to-date inflation registered in 2023 when compared to 2022. On the opposite, customer financial income grew Ch$135,598 million, from Ch$1,049,651 million in 2022 to Ch$1,185,249 million in 2023, backed by annual growth in key drivers, such as income from loans, DDA contribution to our cost of funds and time deposits margin.

The annual performance may be summarized as follows:

- An annual contraction of Ch$302,374 million in the contribution of our structural net asset exposure to inflation explained by a lower inflation of 3.1% in 2023 when compared to the 10.5% reached in 2022, both measured as UF variation on a year-to-date basis. This effect was partly offset by increased average equity.
- Lower income coming from our treasury business by Ch$65,723, from Ch$220,272 million in 2022 to Ch$154,549 million in 2023. This figure was explained by: (i) revenues from both the Debt Securities and the Trading desks declining Ch$57,846 million on an annual basis, which was influenced by both lower inflation and the steepening experienced by mid- and long-term local interest rates, particularly in the 3Q23, that negatively impacted the fair value of fixed-income securities and derivatives, which coupled with a high comparison base for the Trading desk, given the outstanding revenues posted last year, (ii) income from the ALM desk declining Ch$8,799 million, which was mostly driven by the negative effect of lower inflation on the directional net asset inflation-indexed exposure managed by our Treasury, which in turn was almost totally offset by: (i) higher results from term and interest rate gapping this year, given higher short-term interest rates that benefited the accrual on CLP denominated securities, and (ii) improved income from securities held for liquidity management, which is explained by the sale of financial assets measured at FVTOCI in the 3Q22 with negative cumulative marking-to-market.

Net Financial Income Breakdown
(In Millions of Ch$)


1,887,936
1,679,943
838,285
494,694
1,049,651
1,185,249
Sep-22
Sep-23
Non-Customer Financial Income
Customer Financial Income

These factors were partly offset by:

- An annual increase of Ch$82,982 million in the contribution of DDA to our funding, mostly related with the evolution of foreign interest rates after several consecutive hikes on the foreign reference rate that highly influenced short-term buckets of the yield curves, translating into higher contribution of DDA denominated in foreign currency in spite of average balances annually decreasing 28.1% in 2023 when compared to 2022.
- An annual advance of Ch$22,652 million in income from loans, from Ch$195,764 million as of September 30, 2022 to Ch$218,416 million as of the same date in 2023. The annual variation was supported by both an annual increase of 4.8% in average loan balances and higher lending spreads. At a product level, income from consumer loans contributed the most by posting a YoY increment of Ch$24,537 million, highly associated with average balances growing 11.2%. Similarly, income from residential mortgage loans increased Ch$17,131 million annually, aligned with average balances rising 9.7% over the same period while margins have maintained a positive trend. To a lesser extent, income from commercial loans increased Ch$4,008 million, mostly influenced by higher lending spreads and an annual increase of 29.6% in average Trade Finance loan balances.
- An annual increment of Ch$12,897 million in income from Time Deposits, from Ch$14,873 million as of September 30, 2022 to Ch$27,770 million as of the same date in 2023. As mentioned earlier, this behaviour was the result of: (i) higher TD spreads or margins that stemmed from revised pricing conditions on the grounds of business intelligence initiatives, and (ii) average time deposits balances growing 36.3% on a YoY basis, mostly explained by higher incentives to invest in bearing-interest liabilities, such as TDs, rather than non-interest bearing liabilities.

Net Financial Margin (NFM)

As a result of the above, our net financial margin reached 4.50% in the quarter, which is equivalent to an annual decline of 107 bp. when compared to the ratio of 5.57% reached in the 3Q22. On a YTD basis, we posted a ratio of 4.73% in 2023, which compares to the 5.71% held in 2022.

When compared to the industry, despite posting a YoY decrease in both net financial income and net financial margin, we remain as the leading bank (among main peers) in terms of NFM while surpassing the industry by 53 bp. and 76 bp. during the quarter and on a year-to-date basis, respectively. We firmly believe that our strong fundamentals, a prudent market risk approach and our robust management of financial mismatches have allowed us to cope with unfavorable shifts in market factors better than peers.

Net Financial Margin [(1)]
(Net Financial Income / Avg. Interest Earning Assets)



5.57%
4.37%
4.50%
3.97%
5.71%
4.53%
4.73%
3.97%
3Q22
3Q23
Sep-22
Sep-23
BCH
Industry

(1) Industry's ratios for the 3Q23 and as of September 2023, consider the three-month and the year-to-date periods ended on August 31, 2023.

Net Fee Income

3Q23 vs. 3Q22

Our net fee income amounted to Ch$132,485 million in the 3Q23, which denoted and annual decrease of Ch$5,410 million or 3.9% if contrasted with the Ch$137,895 million posted in the 3Q22. It is worth noting this decrease has been driven by both business factors and the one-time impact of changes in the accounting treatment of a line-item associated with collection services.

Net Fee Income
(In Millions of Ch$)



137,895
132,485
20,627
3,850
13,436
31,203
25,713
43,066
11,098
2,546
14,515
29,921
30,972
43,433
3Q22
3Q23
Others
Stock Brokerage
Credits, contingent loans and repayments
Mutual Funds
Insurance Brokerage
Transactional Services

The annual decline in fee-based income was supported by:

- Lower fees from Financial Advisory Services (Investment Banking) by Ch$4,101 million, which was primarily due to a high comparison base related to specific transactions carried out in the local market last year in which our Financial Advisory subsidiary participated solely or in conjunction with other advisors. This is aligned with the slowdown evidenced by the local economy, which has been characterized by subdued private investment and hesitation in doing business.
- An annual decline in fess from Credit and Collection Services for an amount of Ch$4,286 million when compared to the Ch$4,318 million reached in the 3Q22. As we have pointed out in previous quarterly reports this effect has absolutely been explained by a change in the accounting treatment of income from these kinds of services to better reflects the nature of these services. Accordingly, starting in January 2023, we began to book income associated with collection of overdue loans as Other Operating Income instead of Net Fee Income (as recognized until December 2022).
- Fees from Mutual Funds management that went down from Ch$31,203 million in the 3Q22 to Ch$29,921 million in the 3Q23, which denotes an annual decline of Ch$1,282 million or 4.1%. Throughout 2023 we have seen investors moving to fixed-income funds, based on the expectation that sliding interest rates should bring about positive fair value adjustments over the coming quarters. This changes in preferences carried a decline in fees as fixed-income funds bear lower commissions.
- An annual decrease of Ch$1,304 million or 33.9% in fees coming from the Stock Brokerage business, which was partly attributable higher stock trading turnover in the 3Q22 given the put in practice of new tax treatment for stock trading.

These trends were to some extent compensated by greater fee income from the insurance brokerage business based on an annual increase of Ch$5,259 million or 20.5% by growing from Ch$25,713 million in the 3Q22 to Ch$30,972 million in the 3Q23. As noted in previous reports, this performance has mainly been fueled by a significant upward trend in written premiums that went up 38.7% within the same period, which in turn was boosted by the steady increase witnessed in origination of consumer loans.

2023 YTD vs. 2022 YTD

On a year-to-date basis, net fee income grew Ch$10,286 million or 2.6% on a yearly basis, from Ch$395,179 million as of September 30, 2022 to Ch$405,465 million earned as of the same period of 2023. As quarterly figures, the moderate growth was partly due to the one-time effect of changes in accounting treatments for income from collection services. When adjusting by this effect, fees grow 5.7% on an annual basis.

Net Fee Income
(In Millions of Ch$)



395,179
405,465
51,975
10,211
39,868
90,388
74,767
127,970
32,628
7,089
41,560
87,196
90,339
146,653
Sep-22
Sep-23
Others
Stock Brokerage
Credits, contingent loans and repayments
Mutual Funds
Insurance Brokerage
Transactional Services

The main underlying drivers of this annual growth are similar to those already described for quarterly figures. As such, the annual change for year-to-date fee income may be summarized, as follows:

- Further fee income from Transactional Services by Ch$18,683 million or 14.6%, from Ch$127,970 million in the as of September 2022 to Ch$146,653 million as of September 2023. Although this growth rate represents a deceleration when compared to the trend observed in previous reports, given the prevailing economic landscape, we continue to see a significant recovery from the volume of transactions carried out with credit and debit cards witnessed until 2022 –when liquidity was still higher than normal– and also a shift that seemingly occurred in the core use of transactional services after the pandemic. Based on this, the annual change in fee income from transactional services had mainly to do with: (i) fees from credit cards surging Ch$10,902 million or 27.6% on a yearly basis, which was primarily backed by a 17.0% rise in credit card transactions turnover, (ii) an annual boost of Ch$5,309 million or 15.9% in fee income from checking accounts and overdrafts, given the annual growth of 12.8% in checking account openings and a 5.1% annual expansion in the account holders base, and (iii) greater commissions income from demand accounts by Ch$2,472 million or 4.5%, due to the expansion of FAN account among new customers.
- Fees from Insurance Brokerage services that grew Ch$15,572 million or 20.8% on a yearly basis from Ch$74,767 million achieved in the nine-month period ending on September 30, 2022 to Ch$90,339 million registered as of September 30, 2023. Once again, this upward trend was motivated by an annual expansion of 43.6% in written

premiums, which in turn has largely been fostered by the positive evolution in consumer lending.

These factors were partly offset by:

- An annual contraction of Ch$12,038 million in fee income from Collection Services from the level of Ch$12,153 million posted as of September 30, 2022. As mentioned earlier, this trend was the consequence of the change in the accounting treatment of fees coming from these kinds of services that started to be booked under Other Operating Income in 2023.
- Fees from Financial Advisory services that went down from Ch$6,704 million as of September 30, 2022 to Ch$1,789 million, which indicates an annual decline of Ch$4,915 million. As described for quarterly figures, the activity in Financial Advisory services has been battered by the prevailing economic outlook, characterized by weakened business sentiment and high interest rates, which has resulted in lower M&A and bond placement activity in the local market.
- Lowered fee-income form Mutual Fund that passed from Ch$90,388 million as of September 2022 to Ch$87,196 million as of September 2023, which denotes an annual decline of Ch$3,192 million or 3.5%. As we highlighted for quarterly figures, this change has largely been associated with revised preferences among investors, which have moved to lower-margin funds, such as fixed-income, given their expectations on local interest rates.
- An annual reduction of Ch$3,122 million or 30.6% in fee income generated by our Stock Brokerage business, from Ch$10,211 million as of September 30, 2022 to Ch$7,089 million as of the same date of 2023. As mentioned in the case of Mutual Funds management, the investors' preference to equity has declined in favour of fixed-income securities, which has characterized the whole capital market this year. Thus, even though our Stock Brokerage subsidiary achieved a slight annual market share gain in stock trading turnover, the volume traded by our subsidiary posted a 6.5% reduction as of September 2023 in comparison with the same period of 2022.

Other Operating Income

3Q23 vs. 3Q22

The Other Operating Income (which includes income from investments in affiliates, income from non-current assets held for sale and other operating income) rose Ch$3,535 million or 31.9% on a yearly basis. This increment has primarily been supported by greater other operating income that in turn went up by Ch$1,440 million, due to the combination of factors that offset each other, including: (i) the change in the accounting treatment of collection services that resulted in greater other income by Ch$6,877 million in the 3Q23 when compared to the 3Q22, and (ii) a decrease of Ch$5,699 million in the recognition of the impact of inflation on provisional monthly payments of income tax in the 3Q23 in relation to the 3Q22, mostly explained by the inflation slide from 3.5% in the 3Q22 to 0.3% in the 3Q23, measured as UF variation. This effect was supplemented by an annual increase of Ch$1,274 million in Income from Non-Current Assets Held for Sale, which improved results associated with assets ceded as part of financial leasing.

2023 YTD vs. 2022 YTD

When comparing the year-to-date periods ending on September 30, 2022 and 2023, our Other Operating Income (including the line-items mentioned above) posted an increase of Ch$21,042 million or 77.9%. Similar to quarterly figures, this change was underlain by an annual rise of Ch$17,769 million in other operating income, which was primarily sustained by: (i) an annual increment of Ch$24,598 million mainly associated with the above-mentioned change in the accounting treatment of income from collection services, and (ii) an annual decrease of Ch$6,939 million in income from the recognition of inflation on provisional monthly payments of income tax, due to a sharp decrease in year-to-date inflation from 10.5% as of September 2022 to 3.1% as of September 2023. In addition, we posted further of Ch$2,343 million in income from Non-Current Assets Held for Sale, mainly attributable to fixed-assets held for sale.

Expected Credit Losses (ECLs)

3Q23 vs. 3Q22

Our Expected Credit Losses (ECLs) decreased Ch$45,747 million or 43.1% on an annual basis, from Ch$106,218 million in the 3Q22 to Ch$60,471 million in the 3Q23.

Expected Credit Losses
(In Millions of Ch$)

In Millions of Ch$	Quarter		Change 3Q23/3Q22	
	3Q22	3Q23	Ch$	%
Loan Loss Allowances				
Initial Allowances	**749,751**	**779,127**	**29,376**	**+3.9 %**
Charge-offs	(66,707)	(113,576)	(46,869)	+70.3 %
Sales of Loans	0	(44)	(44)	-
Allowances FX effect	4,123	8,445	4,322	+104.8 %
Provisions established, net	74,588	77,286	2,698	+3.6 %
Final Allowances	**761,755**	**751,238**	**(10,517)**	**(1.4)%**
Expected Credit Losses				
Provisions Established Loans	74,588	77,286	2,698	+3.6 %
Provisions Established Banks	(84)	193	277	(329.8)%
Provisions Contingent Loans	6,713	(468)	(7,181)	(107.0)%
Prov. Cross Border Loans	(465)	(488)	(23)	+4.9 %
Financial Assets Impairments	6,680	1,788	(4,892)	(73.2)%
Additional Provisions	35,000	0	(35,000)	(100.0)%
Recoveries	(16,214)	(17,840)	(1,626)	+10.0 %
Expected Credit Losses	**106,218**	**60,471**	**(45,747)**	**(43.1)%**

This annual change was related to:

- Lower additional allowances set in the 3Q23 when compared to the 3Q22 by Ch$35,000 million. As we have highlighted in the past, in 2021 and 2022 we established additional allowances to be poised to deal with potential credit quality deterioration after a period of extraordinarily and temporarily positive payment behaviour that significantly reduced delinquency levels across the banking industry.
- Lower impairment of financial assets by Ch$4,892 million, from Ch$6,680 million in the 3Q22 to a net gain of Ch$1,788 million in the 3Q23, mostly as a consequence of lower credit spreads for fixed-income instruments measured at both FVTOCI and amortized cost, particularly for certificates of deposit issued by local banks.
- Improved credit quality for both, the Retail Banking and the Wholesale Banking segment, which resulted in lower ECLs by Ch$9,840 million in the 3Q23 when compared to the 3Q22, of which nearly Ch$5,548 million are explained by the Retail Banking segment and the remaining amount of Ch$4,292 million relied on lower recurrent ECLs associated with the Wholesale Banking segment. In the case of the Retail Banking segment, we witnessed a marginal enhancement in credit quality that was partly explained by the slowdown seen in consumer loan growth, when compared to the sharp recovery seen by the end of 2022. As for the Wholesale Banking segment, the net asset quality improvement had to do with: (i) a comparison base effect related to the establishment of further provisions in the 3Q22, associated with wholesale banking customers that belong to certain industries that were under specific business dynamics that affected their financial conditions, resulting in greater ECLs for both loans to customers and contingent loans, and (ii) the expiration –in the 3Q23– of some contingent loans operations that resulted in allowance releases.

These effects were partly offset by an annual advance of Ch$4,008 million in ECLs related to loan growth (and mix effect), as reflected by an annual expansion of 2.5% in average loans, which was in turn explained by a 6.1% increase in Retail Banking average loans and a contraction of 3.2% in average loans handled by the Wholesale Banking segment. Accordingly, the loan growth effect was almost entirely explained by Retail Banking.

2023 YTD vs. 2022 YTD

Our ECLs totaled Ch$233,351 million as of September 30, 2023, which denoted a decreased of Ch$78,398 million or 25.1% when compared to the Ch$311,749 million registered in the same period of 2022.

Expected Credit Losses
(In Millions of Ch$)

In Millions of Ch$	Year-to-Date		Change Sep-23/Sep-22	
	Sep-22	Sep-23	Ch$	%
Loan Loss Allowances				
Initial Allowances	**718,249**	**778,392**	**60,143**	**+8.4 %**
Charge-offs	(162,887)	(311,687)	(148,800)	+91.4 %
Sales of Loans	0	(44)	(44)	-
Allowances FX effect	12,196	3,655	(8,541)	(70.0)%
Provisions established, net	194,197	280,922	86,725	+44.7 %
Final Allowances	**761,755**	**751,238**	**(10,517)**	**(1.4)%**
Expected Credit Losses				
Provisions Established Loans	194,197	280,922	86,725	+44.7 %
Provisions Established Banks	126	59	(67)	(53.2)%
Provisions Contingent Loans	5,361	(3,596)	(8,957)	(167.1)%
Prov. Cross Border Loans	8,018	3,565	(4,453)	(55.5)%
Financial Assets Impairments	7,653	(3,057)	(10,710)	(139.9)%
Additional Provisions	145,000	0	(145,000)	(100.0)%
Recoveries	(48,606)	(44,542)	4,064	(8.4)%
Expected Credit Losses	**311,749**	**233,351**	**(78,398)**	**(25.1)%**

The annual variation was associated with:

- No establishment of additional allowances as of September 30, 2023 when compared to the setting of Ch$145,000 million in the same period of 2022. As mentioned earlier, we reinforced our base of additional allowances in previous years, in order to address the potential deterioration –beyond normal levels– from the very positive credit risk indicators seen previously, due to the non-recurrent excess of liquidity. Although credit risk metrics are converging to more normal levels in 2023, no further deterioration has been evidenced

yet, so we have neither set nor released additional allowances.

- An annual decline of Ch$10,710 million in impairment of financial assets –measured at both FVTOCI and amortized cost– when compared to the amount recorded as of September 30, 2022, primarily due to improved credit spreads and particularly concentrated in local currency certificates of deposit issued by local banks.
- An annual decrease in ECLs associated with cross border loans by Ch$4,453 million from Ch$8,018 million as of September 30, 2022 to Ch$3,565 million as of the same date of 2023. This was partly explained by a higher depreciation of the Chilean peso as of September 2022 that reached 13.7% when compared to 3.5% depreciation seen as of September 2023.

These effects were partly offset by an annual increase in ECLs associated with loans to customers and contingent loans, which may be broken down, as follows:

- An annual increase of Ch$15,953 million in ECLs due to loan growth (and mix effect), resulting from an annual expansion of 4.8% in average loans, which was primarily supported by annual growth of 6.9% in average loans managed by the Retail Banking segment and, to a lesser degree, by moderate annual increase of 1.5% in average loans handled by the Wholesale Banking segment. As such, loan growth effect is almost entirely concentrated in Retail Banking.
- An annual increase of Ch$65,812 million in ECLs in the nine-period ended in September 2023, when compared to the same period last year, resulting from overall asset quality deterioration.

  This effect was primarily conducted by weakened credit quality in the Retail Banking segment that translated into further ECLs by Ch$92,220 million on an annual basis. This increase was aligned with the upward trend posted by delinquency, mostly concentrated in Retail Banking, as reflected by an annual increase in overall NPLs that passed from 1.08% in September 2022 to 1.35% in September 2023. As we have mentioned in previous reports, this increase was expected after the extraordinarily positive payment behaviour seen in 2021 and 2022, fostered by non-recurrent liquidity levels, particularly among individuals. Thus, as extra liquidity has disappeared, and the employment has begun to be affected by the economic slowdown, past-due ratios have continued converging to normal levels in Retail Banking.

  On the other hand, increased ECLs in Retail Banking were to some degree offset by a net credit quality improvement in Wholesale Banking that produced an annual decrease of Ch$26,409 million in ECLs. As suggested earlier, some economic sectors –that were downgraded last year due to both market and regulatory dynamics affecting their industries– strengthened their credit condition throughout 2023, which resulted in a lower ECLs.

<u>**Expected Credit Losses Ratio**</u>

Based on the above, our ECLs ratios (annualized ECLs over average loans) posted improvements on an annual basis. Actually, the ECLs ratio went down by 52 bp. from 1.18% in the 3Q22 to 0.66% in the 3Q23 while decreasing 34 bp. from 1.19% as of September 30, 2022 to 0.85% in the same period of 2023.

It is worth mentioned that when adjusting by additional allowances set in the 3Q22 and the nine-month period ended as of September 30, 2023, our ECLs ratios would have decreased anyway in the 3Q23 by 13 bp. while increasing 21 bp. on an annual basis as of September 30, 2023.

Expected Credit Losses Ratio[(1)]
(Expected Credit Losses / Average Loans)


1.18%
1.52%
0.66%
1.18%
1.19%
1.28%
0.85%
1.31%
3Q22
3Q23
Sep-22
Sep-23
BCH
Industry

(1) Industry's ratios for the 3Q23 and as of September 2023, consider the three-month and the year-to-date periods ended on August 31, 2023.

Based on our ECLs ratios, we continued to outperform the industry in terms of risk expenses by 52 bp. in the 3Q23 when compared to the 1.18% reached by the banking system in that period and by 46 bp. as of September 2023 if contrasted with the 1.31% posted by the industry in the same period.

Past-Due Loans

Regarding non-performing loans, our past-due ratio (loans overdue 90 days or more) amounted to 1.35% as of September 2023, from the 1.08% reached a year earlier and as of December 2022. The evolution of our past-due ratio reflects that credit risk metrics continues to be on the road to normalization, on the grounds of lowered liquidity among customers, increased unemployment, and subdued economic activity. This trend, however, is taking place across the banking system, as reflected by the surge in the industry's NPL ratio from 1.54% in September 2022 to 1.96% in August 2023 (latest available information). As a result, we continued to outreach the industry in delinquency by 61 bp.

Past Due Ratio (1)
(>90d Past-Due Loans / Total Loans)


1.08%
1.54%
1.08%
1.70%
1.22%
1.85%
1.33%
1.95%
1.35%
1.96%
Sep-22
Dec-22
Mar-23
Jun-23
Sep-23
BCH
Industry

(1) Industry's ratio as of September 2023, consider the year-to-date period ended on August 31, 2023.

The path followed by NPLs is aligned with the evolution we forecasted in previous reports, as we expected a normalization of key metrics, including GDP slowdown, lower liquidity among debtors and increased unemployment. Accordingly, for the rest of 2023 we expect our NPLs ratio to hover around 1.4%, although we cannot rule out interim peaks, depending on the economic outlook.

Operating Expenses

3Q23 vs. 3Q22

The operating expenses totaled Ch$269,766 million in the 3Q23, which represents an annual expansion of Ch$11,162 million or 4.3% when compared to the amount of Ch$258,604 million posted a year earlier.

Operating Expenses
(In Millions of Ch$)

In Millions of Ch$	Quarter		Change 3Q23/3Q22	
	3Q22	3Q23	Ch$	%
Personnel expenses	137,349	136,841	(508)	(0.4)%
Administrative expenses	91,978	102,804	10,826	+11.8 %
Depreciation and Amort.	21,806	22,486	680	+3.1 %
Impairments	160	129	(31)	(19.4)%
Other Oper. Expenses	7,311	7,506	195	+2.7 %
Total Operating Expenses	**258,604**	**269,766**	**11,162**	**+4.3 %**
Additional Information	**3Q22**	**3Q23**		**bp. / %**
Op. Exp. / Op. Rev.	33.2%	39.6%		+633bp
Op. Exp. / Avg. Assets	1.9%	2.0%		+6bp
Headcount (#) - EOP	12,469	12,486		+0.1 %
Branches (#) - EOP	265	262		(1.1)%

The underlying factors for this annual performance, were:

- An annual increment of Ch$4,420 million or 11.4% in IT-related expenses in the 3Q23 when compared to the 3Q22. This increase was primarily explained by greater expenses related to upgrades in our digital capabilities in order to bolster our IT infrastructure while enhancing internal process through agile cells deployed at many levels in the organization. In fact, approximately one fourth of the increase had to do with outsourced services for IT development, QA and testing. It is worth noting that a large portion of IT-related expenses are indexed to the USD and UF, which also explained part of the annual increase.
- Greater expenses related to maintenance of fixed assets by Ch$2,762 million or 26.1% on an annual basis, which has mainly been associated with higher ATM-related expenses.
- Higher outsourced services expenses (excluding IT-related items) by Ch$1,303 million, from Ch$2,161 million posted in the 3Q22, which was primarily due to higher outsourced collection services expenses by Ch$907 million on an annual basis, in connection with the gradual increase in delinquency.
- An annual increase of Ch$1,057 million in rentals, in the 3Q23 when compared to the 3Q22, which was mostly linked to ATMs locations.

- Depreciation and amortization expenses increasing Ch$680 million in the 3Q23 when compared to the 3Q22, mostly explained by the net effect of: (i) an annual rise of Ch$2,009 million in amortization of intangible assets related to software, and (ii) lower depreciation of fixed-assets by Ch$1,330 million on an annual basis.

2023 YTD vs. 2022 YTD

When analyzing the nine-month period ended on September 30, 2023, in relation to the same period of 2022, the operating expenses evidenced an increment of Ch$69,983 million or 9.6% by passing from Ch$728,877 million to Ch$798,860 million.

Operating Expenses
(In Millions of Ch$)

In Millions of Ch$	Year-to-Date		Change Sep-23/Sep-22	
	Sep-22	Sep-23	Ch$	%
Personnel expenses	382,327	405,635	23,308	+6.1 %
Administrative expenses	265,402	303,611	38,209	+14.4 %
Depreciation and Amort.	62,819	68,788	5,969	+9.5 %
Impairments	60	112	52	+86.7 %
Other Oper. Expenses	18,269	20,714	2,445	+13.4 %
Total Operating Expenses	**728,877**	**798,860**	**69,983**	**+9.6 %**
Additional Information	**Sep-22**	**Sep-23**		**bp. / %**
Op. Exp. / Op. Rev.	31.6%	37.4%		+589bp
Op. Exp. / Avg. Assets	1.9%	2.0%		+8bp
Headcount (#) - EOP	12,469	12,486		+0.1 %
Branches (#) - EOP	265	262		(1.1)%

The annual increase in year-to-date figures relied primarily on:

- Personnel expenses rising Ch$23,308 million or 6.1%, from Ch$382,327 million as of September 2022 to Ch$405,635 million as of September 2023, supported by mixed factors, including: (i) an annual increase of Ch$32,541 million or 13.8% in salaries, mostly explained by the recognition of the inflation effect (as established by collective bargaining agreements), and (ii) lower provisions associated with variable compensation and other personnel line-items explaining Ch$6,483 million on an annual basis, and (iii) an annual decline of Ch2,750 million in severance payments, related to organizational adjustments carried out last year.
- An annual expansion of Ch$19,424 million in IT-related expenses as of September 2023, when compared to the same period last year, mainly associated with software licensing, IT infrastructure upgrades and outsourced services related to data processing, development, QA and testing of new solutions, all pursuing to meet front-to-back business-related needs, as well as regulatory requirements.
- Higher depreciation and amortization expenses by Ch$5,969 million on an annual basis, largely due to greater amortization of intangible assets related to software by Ch$5,741 million.
- An increase in maintenance expenses of fixed–assets by Ch$5,082 million in 2023 in comparison with 2022, related to administration of ATM's locations.
- Other-than-IT outsourced services increasing Ch$4,330 million on an yearly basis, by passing from Ch$7,036 million as of September 2022 to Ch$10,500 million as of September 2023, mostly due to: (i) an annual increment of Ch$2,472 million in collection services, and (ii) greater expenses in external credit assessment by Ch$628 million. Both elements are correlated with increased delinquency.
- Advertising and marketing expenses growing Ch$2,914 million in the period, which had mainly to do with the deployment of diverse marketing campaigns, including the sponsorship of the National Rugby Team and business-related advertising. Part of the increase in these line-items was also influenced by cumulative inflation and further depreciation of the Chilean peso.
- Other operating expenses increasing Ch$2,445 million on an annual basis, mostly fuelled by greater operational write-offs and provisions, particularly associated with external fraud carried out through credit/debit cards and electronic money transfers.

Efficiency Ratio

Based on the above, and the soft landing that are evidencing the operating revenues, our efficiency ratio increased from 33.2% in the 3Q22 to 39.6% in the 3Q23. Likewise, on a year-to-date basis, our cost-to-income ratio increased from 31.6% as of September 2022 to 37.4% as of September 2023.

Efficiency Ratio[(1)]
(Operating Expenses / Operating Revenues)


33.2%
40.7%
39.6%
42.5%
31.6%
39.3%
37.4%
42.1%
3Q22
3Q23
Sep-22
Sep-23
BCH
Industry

(1) Industry's ratios for the 3Q23 and as of September 2023, consider the three-month and the year-to-date periods ended on August 31, 2023.

Finally, our solid performance on efficiency and productivity allows us to continue outperforming the industry's ratio by 297 bp. in the 3Q23 and 469 bp. as of September 30, 2023.

Income Tax

3Q23 vs. 3Q22

Our income tax accounted for Ch$91,677 million in the 3Q23, which indicates an annual rise of Ch$17,889 million or 24.2% when compared to the amount of Ch$73,788 million posted in the same period last year. As in past quarters, the increment was significantly tied to the effect of sliding inflation on our capital base (which is tax deductible for taxation purposes as permitted by the Chilean IRS). As a matter of fact, the inflation rate –measured as UF variation– was 0.3% in the 3Q23 in comparison with the 3.5% registered in the 3Q22, which translated into higher income tax by Ch$49,129 million on an annual basis, given a lower deduction form the taxable base. The effect of lower inflation was partly compensated by: (i) a decrease of Ch$61,694 million in income before income taxes, from Ch$413,364 million in the 3Q22 to Ch$351,670 million in the same period of 2023, which caused a decline of Ch$16,658 million in income tax at the current corporate tax rate of 27%, and (ii) an annual increment of Ch$14,582 million in other tax benefits and deductions in the 3Q23 when contrasted with the 3Q22. All these factors resulted in an annual rise in the effective tax rate from 17.9% in the 3Q22 to 26.1% in the 3Q23.

2023 YTD vs. 2022 YTD

On a year-to-date basis we posted an income tax of Ch$243,170 million as of September 30, 2023, which denoted an annual increment of Ch$36,484 million or 17.7% if contrasted with the amount of Ch$206,686 million registered in the nine-month period ended on September 30, 2022. Similar to quarterly figures, the annual behavior of income tax was mainly explained by the significant change experienced by year-to-date inflation, which –measured as UF variation– dwindled from 10.5% in the nine-month period ended on September 30, 2022 to 3.1% within the same period of 2023. All things equal, this effect translated into greater tax income of Ch$107,515 million on an annual basis, since it produces an increase in our taxable base, as the impact of inflation on equity is tax deductible under the local tax system. This factor, however, was to some degree compensated by: (i) a decrease of Ch$168,250 million in income before income from Ch$1,269,511 million as of September 30, 2022 to Ch$1,101,261 million as of September 30, 2023, which supported lower income tax by Ch$45,428 million, when considering the 27% corporate tax rate, and (ii) deductions and other effects decreasing Ch$25,603 million on an annual basis. All in all, the effective tax rate climbed from 16.3% as of September 30, 2022 to 22.1% as of September 30, 2023.

Comprehensive Income

As of September 30, 2023 our Comprehensive Income, which includes Net Income for the period and Other Comprehensive Income (OCI) amounted to Ch$947,428 million. This amount was Ch$89,337 million above the net income of Ch$858,091 we achieved as of the same date. The positive OCI has primarily been fostered by the track followed by local and foreign interest rates over 2023, all impacting differently on exposures held through the portfolio measured at fair value through other comprehensive income (FVTOCI) and hedge accounting derivatives.

Comprehensive Income Breakdown
(In Millions of Ch$ as of September 30, 2023)


858,091
22,018
147,508
36,153
947,428
FV Adj. FVTOCI Securities
FV Adj. CF Hedge Accounting
Tax & Others
Net Income
Comprehensive Income

Based on the above, the positive OCI was primarily the consequence of positive marking-to-market in hedge accounting derivatives amounting to Ch$147,508 million as of September 30, 2023, which in turn has been fostered by the recent steepening in local real interest rates (denominated in CLF) and an average decline in foreign interest rates throughout the year. These factors have resulted in positive marking-to-market results from both the asset and the liability sides of the cross-currency swaps used for hedge accounting purposes.

This factor was partly offset by:

- Negative fair value adjustment on the FVTOCI portfolio by Ch$22,018 million as of September 30, 2023. This change has been caused by the recent upward trend in nominal and real interest rates, particularly in longer terms of the local yield curves in CLP and CLF, affecting positions in bonds issued by the Chilean Central Bank and the Chilean Government. To a lesser degree, the surge in USD long-term interest rates in September 2023, also resulted in negative marking-to-market of investments in bonds issued by U.S. banks.
- Higher income tax and others effects by Ch$36,153 million, given the increase in gross revenues described above.

Business Segments Performance

3Q23 and 2023 YTD

(In Millions of Ch$)


Banco de Chile

Our income before income tax amounted to Ch$351,670 million in the 3Q23. This level denotes an annual decline of Ch$61,692 million when compared to the Ch$413,362 million reached in the same period of 2022. Changes in market factors were the main reason behind this decrease, which affected all business segments, although it was more concentrated in Retail Banking and the Treasury business. In terms of composition, in the 3Q23 the main source of income before income tax was the Wholesale Banking segment that contributed with 46.4% share of our total amount, followed by the Retail Banking segment that explained 47.8% of the pre-tax income. To a lesser degree, our Subsidiaries as a whole and the Treasury business contributed with 7.0% and -1.2%, respectively.

On a year-to-date basis, our pre-tax income reached Ch$1,101,261 million as of September 30, 2023, amount that was Ch$168,249 million below the figure posted in the same period of 2022. The main underlying factors for this performance were similar to those impacting on quarterly figures, while lower pre-tax income was mainly in both the Retail Banking segment and Treasury. In terms of composition, as of September 30, 2023 our pre-tax income was primarily explained by Wholesale Banking segment that contributed 49.3% to the total amount, given an annual advance of 4.2%. In addition, the Retail Banking segment reduced its contribution to a 42.7% of total income before income tax, as a result of a 23.2% annual decrease in the bottom line. As usual, the main business segment were followed by Subsidiaries and Treasury that contributed with 6.5% and 1.5% of the total amount, respectively.

Quarterly Pre-Tax Income by Business Segment
(In Millions of Ch$)


413,362
29,584
192,527
171,326
19,925
351,670
24,494
163,184
168,118
3Q22
3Q23
Treasury
Retail Banking
Wholesale Banking
Subsidiaries

Year-to-Date Pre-Tax Income by Business Segment
(In Millions of Ch$)


1,269,510
73,972
521,107
611,685
62,746
1,101,261
71,822
543,117
469,777
16,545
Sep-22
Sep-23
Treasury
Retail Banking
Wholesale Banking
Subsidiaries

Retail Banking Segment

The Retail Banking segment recorded pre-tax income of Ch$168,118 million in the 3Q23, which denoted a moderate annual decline of Ch$3,208 million when compared the Ch$171,326 million earned in the 3Q22. This decrease has been the consequence of mixed factors. On the negative side, we may highlight: (i) an annual increase of Ch$13,031 million in operating expenses, from Ch$182,714 million in the 3Q22 to Ch$195,745 million in the 3Q23, which has been associated with diverse factors, such as the recognition of cumulative inflation on salaries, greater IT-related expenses, and also the effect of changes in the accounting treatment of collection services as mentioned earlier in this report, and (ii) operating revenues that went down by Ch$9,397 million, from Ch$438,792 million in the 3Q22 to Ch$429,395 million in the 3Q23, due mainly to the negative effect of lower inflation (0.3% in the 3Q23 vs. 3.5% in the 3Q22, measured as UF variation) on the UF net asset exposure that is partly allocated to this business segment, which was to some extent offset by positive trend in income from loans, DDA contribution, time deposit margin and, to a lesser degree, fee-based income. These effects were to some degree offset by an annual decrease of Ch$19,220 million in ECLs, from Ch$84,752 million in the 3Q22 to Ch$65,532 million in the 3Q23, which was primarily supported by the annual decline in the establishment of additional allowances, as described earlier, part of which are allocated to this segment.


Banco de Chile

On year-to-date basis, Retail Banking segment registered a pre-tax income of Ch$141,908 million or 23.2%, from Ch$611,685 million as of September 2022 to Ch$469,777 million as of September 2023. Although some of the drivers conducting the annual decrease are the same than those for quarterly figures, the intensity has been more marked on a year-to-date basis, while other factors changed the direction of the impact. Thus, this performance may be summarized, as follows: (i) an annual increment of Ch$63,887 million in operating expenses, primarily explained by the effect of the change in the accounting treatment of collection services and also due to greater personnel expenses due to the cumulative effect of inflation on salaries and staff benefits, (ii) lower revenues by Ch$43,501 million, mainly due to the sharp decline posted by inflation (10.5% as of Sep2022 vs 3.1% as of Sep2023) that resulted in lower NIM, which was partly offset by greater income from loans, particularly in personal banking, higher margin on deposits and increased fee income supported by transactional services and insurance brokerage, and (iii) higher ECLs by Ch$34,520 million), despite the decrease posted in additional provisions, mainly associated with the normalization we have witnessed in asset quality metrics, such as delinquency, when compared to a period of extraordinarily positive payment behavior fostered by temporary excess of liquidity in 2022.

Wholesale Banking Segment

The Wholesale Banking segment posted pre-tax income of Ch$163,184 million in the 3Q23, which represented a decline of Ch$29,343 million or 15.2% when compared to the figure posted in the same period of 2022. This performance was mainly the result of two opposite factors. First of all, operating revenues declined Ch$50,703 million on an annual basis, primarily due to the effect of lower inflation on the portion of the UF net asset position allocated to the segment, which coupled with slight decrease in income from loans, mainly due to lowered average balances resulting from a less dynamic lending activity. From the NIM point of view, these factors were partly offset by higher contribution of DDA managed by the segment to our cost of funds. On the other hand, ECLs declined Ch$21,634 million in the 3Q23, from the Ch$48,702 million posted in the 3Q22, which was primarily explained by the decrease experienced by additional provisions, as mentioned earlier, that are partly allocated to this segment.

For the nine-month period ended on September 30, 2023, this segment posted total pre-tax income of Ch$543,117 million, amount that was Ch$22,010 million above the level registered in the same period of 2022. In this case, the main underlying factor for this annual growth was the sharp annual decrease of Ch$102,209 million in ECLs, attributable to no additional allowances set in 2023 as compared to 2022, which coupled with asset quality improvements in some industries that benefited the risk profile of wholesale banking customers, as described earlier. This major effect was partly offset by: (i) an annual decrease of Ch$68,268 million in operating revenues, mostly due to the already mentioned impact of lower inflation on net interest income, that was to some extent counterbalanced by higher DDA funding contribution an a slight increment in income from loans, and (ii) operating expenses increasing Ch$11,931 million, primarily due to cumulative inflation effect on salaries.





Treasury Segment

Our Treasury posted an loss before income tax of Ch$4,126 million in the 3Q23, which means an Ch$24,051 million decline when compared to a year earlier. This performance was mainly explained by unfavourable changes in market factors, such as unusually lower inflation (0.3% in the 3Q23 vs. 3.5% in the 3Q22), a steepened trend adopted long-term interest rates and increased credit spreads for some counterparties. These trends significantly affected the operating revenues generated by the segment that decreased Ch$29,123 million in the 3Q23 when compared to a year earlier. In turn, this decline in the top line was the result of: (i) lower income from the management of our Investment Portfolio by Ch$20,405 million on an annual basis, primarily explained by the sudden surge in local and foreign long-term interest rates, particularly in CLF, that negatively impacted on the fair value of fixed-income securities managed by the Debt Securities desk, and (ii) an annual decline of Ch$9,770 million in the from the management of the Trading desk, including CVA/DVA for derivatives, mainly due to worsened credit profiles of some derivative counterparties that resulted in increased CVA charges in the 3Q23 in comparison with the 3Q22 (when we witnessed an opposite trend in credit spreads). These factors were to some degree offset by an annual decline of Ch$4,892 million in impairment of fixed-income securities measured at both FVTOCI and amortized cost, primarily due to lower credit spreads for local banks.

Although posting a positive bottom line of Ch$16,545 million as of September 30, 2023, our Treasury presented an annual decline of Ch$46,201 million when compared to the Ch$62,746 million posted as of September 2022. Once again, this performance had to do with a significant and more intense change in market factors, particularly in inflation and interest rates. Accordingly, the lower pre-tax income was primarily explained by a decrease of Ch$56,589 million in operating revenues that, in turn, was attributable to: (i) lower net financial income from the management of our Investment Portfolio by Ch$38,577 million on an annual basis, primarily explained by the upward trend shown by local interest rates since the 2Q23 –particularly in UF– that battered the fair value of fixed-income securities, and (ii) lower revenues from our Trading Desk by Ch$16,510 million as of September 2023, which is to great extent underlain by a high comparison base, given by increased volatility that benefited the marking-to-market of trading positions in 2022. In both cases, moreover, it is worth noting the fact that short-term nominal interest rates have remained at high levels for longer than expected in the local market while being misaligned with inflation, which affects the cost of funds for positions with shorter maturities. On the other hand, these effects were partly counterbalanced by improved impairments for fixed income securities booked as FVTOCI and amortized cost by Ch$10,710 million on an annual basis, given enhanced credit spreads on short-term securities issued by local banks.

Subsidiaries

Overall, our Subsidiaries reached pre-tax income of Ch$24,494 million in the 3Q23, amount that was Ch$5,090 million below the level posted in the same period last year. This increment was the result of mixed trends among our subsidiaries, as follows: (i) lower income before income tax by Ch$4,139 million from our Investment Banking subsidiary, given subdued economic activity that has negatively affected M&A and bond placement activity in 2023, which also compares to high comparison base associated with specific transactions carried out in the 3Q22, and (ii) an annual drop in pre-tax income from our Mutual Funds subsidiary by Ch$1,387 million in the same period, due to changes in investors' preferences that have moved towards fixed-income funds, which bear lower margins, given the expected path to be followed by interest rates in coming quarters. These factors were partly offset by an annual rise of Ch$1,741 million in pre-tax income from our Insurance Brokerage subsidiary, which was mostly driven by the upsurge in consumer lending that has resulted in a soared level of written premiums.

As of September 2023, our Subsidiaries jointly posted an income before income tax of Ch$71,822 million, which represented an annual contraction of Ch$2,150 million when compared to the same period last year. This behavior was mainly supported by: (i) an annual decrease of Ch$4,513 million in pre-tax income earned by our Investment Banking subsidiary, as a consequence of lower business activity this year, aligned with the overall economic landscape, and (ii) lower income before income tax of our Mutual Funds subsidiary by Ch$2,613 million, for the same reasons mentioned for quarterly figures. These factors were partly offset greater income before income tax from our Insurance Brokerage subsidiary by Ch$4,499 million as of September 2023 in comparison with a year earlier, which was primarily prompted by higher fee-income generated by the recovery evidenced in consumer loans.


Banchile
INVERSIONES

Balance Sheet Analysis

As of December 2022 and September 2023

(In Millions of Ch$)



Loan Portfolio

As we pointed out in previous reports, loan growth in the banking industry has strongly been impacted by the lackluster economic activity that has been characterized by higher-than-normal interest rates, driven by the Central Bank's attempt to take inflation back to the mid-term target range, and the contraction this hawkish monetary policy has produced on household consumption, private investment, and overall economic growth.

As displayed earlier in this report, in real terms, 12-month loan growth continues to be in negative territory for the industry, particularly in commercial and consumer loans. This is aligned with subdued activity in diverse economic sectors, such as commerce and manufacturing that –according to the Monthly Economic Activity Index (IMACEC)– contracted by 4.0% and 0.9%, respectively, when compared to 2022, which is an indication of both lower household consumption and reduced private investment that resulted in a decrease in borrowings from both individuals and companies.

Except for consumer loans, the constrained demand has been noticed by the 3Q23 credit survey conducted by the Central Bank, across all segments, which is a combination of: (i) a long-lasting restrictive monetary policy that kept the nominal overnight interest rate above 11.0% since October 2022 to July 2023, currently in 9.5%, which has resulted in increased cost of borrowing, (ii) ascending unemployment rate that reached 9.0% for the quarter ending in August 2023, from the 7.9% posted in the quarter ended in December 2022, which reduces the financial capacity of individuals while deteriorating their credit risk profiles, and (iii) the uncertainty that stem up from diverse reforms in the fields such as taxation, the pension system, the health system and the constitution, all happening simultaneously while resulting in less willingness to undertake mid-term investment projects.

From the offer perspective, according to the Central Bank, restricted credit conditions remain particularly for SMEs and large companies, which could be supported by an expected credit risk deterioration arising from reduced payment capacity due to subdued economic activity. Likewise, concerns about the financial strength of certain economic sectors, such as real estate, construction, and providers of health services because of specific dynamics affecting key business drivers, have also resulted in a narrowed lending offer from main privately-owned banking players.

Within this scenario, our loan portfolio has also been hit by main market trends, including both lower demand and measures we have taken to set stricter credit-granting requirements, particularly for companies participating in less dynamic sectors, while constraining pre-approved consumer lending among individuals. Thus, we have propelled growth in sub-segments of individuals and companies with proven financial capacity by promoting lending products with attractive risk-return relationship.

Loan Portfolio Evolution
(In Millions of Ch$ and %)


+1.9%
+0.2%
36,085,466
36,694,804
36,757,760
4,709,681
4,992,940
+2.8%
5,134,368
14%
11,164,421
11,416,154
+5.2%
12,014,056
33%
20,211,364
20,285,710
(3.3)%
19,609,336
53%
Sep-22
Dec-22
Sep-23
Commercial Loans
Residential Loans
Consumer Loans

Based on the above, our total loans amounted to Ch$36,757,760 million as of September 30, 2023, indicating an annual expansion of 1.9% or Ch$672,294 million when compared to the Ch$36,085,466 million posted a year earlier. In relation to December 31, 2022 our loan portfolio posted a slight increase of 0.2% or Ch$62,956 million, which makes clear the slowdown in lending activity that has primarily been pulled by the contraction in commercial loans, while benefiting –to some extent– from the recovery experienced by consumer loans and the cadence of residential mortgage loans.

From a lending product perspective, the tempered expansion in our loan book was supported by:

- Residential mortgage loans increasing Ch$849,635 million or 7.6% by reaching Ch$12,014,056 million in September 2023 in comparison with the Ch$11,164,421 million balance posted in September 2022. When compared to the Ch$11,416,154 million booked in December 2022, residential mortgage loans grew Ch$597,902 million or 5.2% as of the end of the 3Q23. The main underlying factors for this growth had to do with: (i) the impact of inflation evolution on the balances, as residential mortgage loans are mostly denominated in UF, which experienced 12-month and year-to-date variations of 5.7% and 3.1%, respectively, as of September 30, 2023 and, therefore, explained between 60% and 75% of nominal growth, and (ii) year-to-date origination that increased 72.5% when compared to a year earlier by achieving Ch$1,002,623 million in September 2023 if contrasted with the Ch$581,086 million achieved as of September 2022.

- Consumer loans growing Ch$424,687 million or 9.0% on an annual basis by totalling Ch$5,134,368 million as of September 30, 2023 in comparison with Ch$4,709,681 million recorded a year ago. When compared to December 2022, however, the consumer loans increased Ch$141,428 million or 2.8% as of September 2023, which denotes a slowdown after the boost evidenced in loan origination once the pandemic was left behind. Although origination of installment loans has continued to grow steadily and aligned with pre-pandemic levels by amounting to Ch$1,590,750 million as of September 2023 and recording a 12-month increase of 0.7%, it is reflecting the effects of subdued economic growth, higher unemployment, and adjustments to pre-approved loan programs. Therefore, as of September 30, 2023 our installment loans amounted to Ch$3,148,731 million, which is 2.4% above the Ch$3,075,084 million posted in September 2022 and 1.1% below the Ch$3,114,956 million registered in December 2022.

  Accordingly, as we highlighted last quarter, most of the growth in consumer loans has been pumped by credit card loans totalling Ch$1,715,162 million in September 30, 2023, indicating 22.3% and 5.6% expansions when compared to September 2022 and December 2022, respectively.

  This trend has stemmed up as a sort of legacy of the pandemic, when the use of cash decreased dramatically, and the use of this payment channel gained significant traction. This has also coupled with both the strategies we have deployed to target medium and upper-income segments of Retail Banking by improving segmentation, promoting the use of remote channels while reinforcing benefits of credit cards usage through new commercial alliances, and –on the other hand– the low comparison base set by the liquidity surplus seen until last year. It is worth noting, however, that we have made significant progress in our scoring and provisioning models in order to deal with the steepening in credit card lending while improving the knowledge of the diverse subsegments that have starred this expansion.

- Instead, Commercial loans decreased from Ch$20,211,364 million in September 2022 to Ch$19,609,336 million a year later, which denotes a Ch$602,028 million or 3.0% annual reduction. When compared to December 2022 the trend is more marked, as reflected by a decline of Ch$676,374 million or 3.3% in relation to a year-end balance of Ch$20,285,710 million. This trend is totally aligned with the dynamics we have underlined in previous reports, which have also been highlighted by the quarterly credit survey conducted by the Central Bank.

  In few words, commercial loans –commercial credits in particular– have evidenced the slowdown in demand for loans from Wholesale Banking customers, that is the consequence of deteriorated business sentiment triggered by the uncertain outcome of reforms in diverse economic fields, all leading companies to halt or postpone capital expenditures. Likewise, recurrent demand from SMEs has also stagnated due to the dynamics observed in different economic sectors, including commerce and services. In addition, our prudent approach to credit risk, particularly in certain industries, has also contributed to be more cautious when increasing the exposure to customers that participate in sluggish sectors. On a positive tone, these trends have partly been offset by loans associated with the "*FOGAPE Chile Apoya*" government program. As pointed out last quarter, this program pursues to assist SMEs that have not recovered pre-pandemic turnover, to ease financial burden while accessing to working capital by means of state guarantees. As of September 30, 2023 we had total *FOGAPE Chile Apoya* loans of Ch$626,654 million. All in all, commercial credits declined 5.4% or Ch$865,504 million on an annual basis, from Ch$15,924,767 million in September 2022 to Ch$15,059,263 million in September 2023 and 5.5% or Ch$871,900 million when compared to December 2022.

  To a lesser extent, a moderate increase in Trade Finance loans has allowed us to offset somewhat the lower balances of commercial credits, which has mainly been prompted by normalized international trade rather than changes in exchange rates.

When analyzing at a business segment level, as of September 30, 2023 our loan book was composed of: (i) Retail Banking loans amounting to Ch$23,708,364 million including loans granted to both individuals and SMEs, which jointly concentrated 64.5% of the portfolio as of the same date, and (ii) Wholesale Banking loans by Ch$13,049,395 million, representing 35.5% of our total loans, which was comprised of loans granted to both Corporate and Middle Market companies.

Loans by Segment
(In Millions of Ch$ and %)


Wholesale Banking 13,049,395 36%
Corporate 7,671,616 21%
Middle Market 5,377,779 14%
SMEs 5,080,196 14%
Individuals 18,628,168 51%
Retail Banking 23,708,364 64%

Within the Retail Banking segment, loans granted to individuals totalled Ch$18,628,168 million, which represented a 50.7% of the total loan book and 78.6% of the Retail Banking portfolio while SMEs loans amounted to Ch$5,080,196 million or 21.4% of the Retail Banking loans. As for the Wholesale Banking portfolio, as of the same date, it was composed of corporate loans totalling Ch$7,671,616 million or 58.8% of the segment's loan book and loans provided to middle market companies amounting to Ch$5,377,779 million or 41.2% of the segment's portfolio.

The loan book handled by our Retail Banking segment experienced an annual increase of Ch$1,261,189 million or 5.6% if contrasted with the Ch$22,447,175 million reached in September 30, 2022. On a year-to-date basis the level achieved in September 2023 was Ch$745,010 million or 3.2% above the Ch$22,963,355 million posted by the segment in December 2022. The loan book expansion in this segment continued to be steered by personal banking loans, which was –to some degree– compensated by subdued growth in SME banking, as follows:

→ Personal Banking loans grew Ch$1,234,705 million or 7.1% on an annual basis and Ch$664,339 million or 3.7% on a year-to-date basis by reaching Ch$18,628,168 million in September 2023, in comparison with Ch$17,393,463 million and Ch$17,963,830 million posted in September 2022 and December 2022, respectively. In turn, this expansion relied mainly on:

- Residential mortgage loans that reached Ch$12,014,056 million in September 2023, which denoted an increase of Ch$849,635 million or 7.6% when compared to September 2022 and Ch$597,901 million or 5.2% in relation to December 2022. As described earlier, growth in residential mortgage loans has primarily been explained by the effect of 12-month and year-to-date inflation on UF-denominated balances, and due to increasing loan origination on the grounds of a demand for housing that remains decoupled from overall economic conditions and stricter credit granting requisites. Nonetheless, as noted in previous reports, the current growth rates in residential mortgage loans depict a deceleration when compared to the expansions seen over the last decade.

- Regarding Consumer loans, growth slightly decelerated when compared to the 2Q23. Although demand remains solid as reflected by loan origination touching pre-pandemic levels, the comparison base is not as low as in previous quarters. All in all, the consumer loans handled by the Retail Banking segment amounted to Ch$5,134,368 million as of September 2023, which indicates expansions of Ch$424,687 million or 9.0% in relation to a year earlier and Ch$141,429 million or 2.8% in comparison with December 2022. As previously mentioned, the consumer loan expansion has been fostered by both normalized installment loan origination and growth in credit card related loans. To achieve this recovery, we have combined both improved and tailored strategies that pursue to reinforce the use of credit cards in target income segments and enhanced credit risk intelligence to deal with greater origination of consumer loans.

→ In the case of SME loans managed by the Retail Banking segment, we reached Ch$5,080,196 million in September 2023, which denotes weak expansions of 0.5% and 1.6% when compared to September 2022 and December 2022, respectively. As previously mentioned, the SME subsegment has been battered by the prevailing economic situation that in turn has negatively impacted specific economic sectors, as reveled by IMACEC 12-month variations, such as commerce and manufacturing that have contracted 4.0% and 0.9% on an annual basis, in which mostly participate SMEs. Likewise, the services sector managed to grow by only 0.9% on an annual basis. Therefore, demand for loans has been moderate and, furthermore, we have been more cautious when growing in this subsegment, given deteriorated credit risk profiles. For that reason, we have been more active than other banking players when participating and promoting the state-guaranteed program *FOGAPE Chile Apoya* in the attempt of supporting SMEs to deal with the effects of economic slowdown and lagged effects coming from the pandemic downturn.

The loan book handled by our Wholesale Banking segment amounted to Ch$13,049,395 million in September 2023, which denoted a decrease of Ch$588,897 million or 4.3% in relation to September 2023 and a year-to-date decline of Ch$682,054 million or 5.0% if contrasted with December 2022. The recent path followed by this segment has mainly been underlain:

- A decrease in loans managed by our Corporate Unit that amounted to Ch$7,671,616 million in September 2023. This figure represented annual and year-to-date contractions of Ch$278,620 million or 3.5% and Ch$640,077 million or 7.7%, respectively. The downward trend evidenced by this business unit is highly attributable to the prevailing economic landscape, which has been characterized –among other things– by an annual contraction in private investment, primarily fostered by deteriorated business sentiment that has remained in negative territory due to the wide array of reforms underway. These factors have caused a decrease in commercial credits, usually associated with longer tenors, which –to some degree– has partly been offset by greater balances of Trade Finance loans, as mentioned earlier.
- A similar trend in loans handled by our Middle Market Unit. As of September 30, 2023 this banking unit reached total loans of Ch$5,377,779 million, amount that was Ch$310,277 million or 5.5% below the balance recorded a year earlier and, to a lesser extent, Ch$41,977 million or 0.8% beneath the level achieved in December 2022. Once again, growth in commercial credits has strongly been impacted by the lessened borrowing, which has coupled with stricter requirements. As such, the new FOGAPE Chile Apoya program continues to compensate in part the decrease in non-guaranteed loans.

Over the next quarters, we expect to regain loan growth momentum if uncertainty on economic reforms dissipates, and the monetary policy follows the expected pattern.

Market Share in Loans(1)
(% as of the end of each period)



17.6%
17.7%
18.0%
18.4%
18.6%
16.5%
16.2%
16.5%
16.6%
16.2%
16.3%
16.1%
16.3%
16.4%
16.2%
15.4%
15.3%
15.2%
15.2%
15.3%
Aug-22
Sep-22
Dec-22
Mar-23
Aug-23
Total Loans
Consumer Loans
Commercial Loans
Residential Loans

(1) Excluding operations of subsidiaries abroad.

As of August 31, 2023 (latest available information released by the CMF), we held a 16.2% market share in total loans, which was slightly below the level of 16.3% achieved a year earlier. A decrease in market share of both commercial loans (from 16.5% to 16.2%) and residential mortgage loans (from 15.4% to 15.3%) were the main drivers for the decline in overall market stake, given the factors mentioned earlier at a segment level. These effects were partly compensated by a substantial increase in market share in consumer loans (from 17.6% to 18.6%) given the strategies we have deployed across all our target income segments.

For the rest of 2023 and 2024, our aim is to increase market share in the margin for total loans by recovering market positioning in commercial loans while gaining further presence in consumer loans.

Debt Securities Portfolio

Our Debt Securities portfolio amounted to Ch$8,456,702 million as of September 30, 2023. The composition of this portfolio has continued responding to the evolution of market drivers characterized by high levels of nominal short-term interest rates in conjunction with the management of our liquidity position and collateral needs arising from the FCIC program with the Central Bank. As such, our fixed-income portfolio continued to be highly concentrated in securities issued by both the Chilean Central Bank and the Chilean Government that represented 72.1% of the total portfolio in September 2023, followed by bonds and certificates of deposit issued by local banks that accounted for 19.5% as of the same date. To a lesser degree, as of September 30, 2023 we were also exposed to mutual funds and other securities primarily invested in fixed-income (5.4%), long-term bonds issued by foreign banks (2.3%) and local corporate bonds (0.7%).

Debt Securities Portfolio by Type of Instrument
(In Millions of Ch$ and %)



Central Bank & Government 6,096,509 72.1%
Local Banks 1,645,968 19.5%
Local Corporate Bonds 60,649 0.7%
Foreign Issuers 198,606 2.3%
Mutual Funds & Other 454,970 5.4%

As mentioned in previous reports, we have gradually increased our positions in high liquid assets over 2023, in order to be poised to address the pay-off of the FCIC program (expiring in March and June 2024). Thus, in relation to September 30, 2022 our overall exposures to securities issued by the Chilean Central Bank and the Chilean Government increased Ch$1,181,623 million or 24.0% as of September 30, 2023.

When taking the investment purpose into consideration, as of September 30, 2023 our Debt Securities portfolio was balanced between fixed-income instruments held for trading and securities measured at fair value through other comprehensive income (FVTOCI hereafter).

Debt securities held for Trading accounted for Ch$3,565,118 million at the end of the 3Q23, being primarily invested in instruments issued by the Chilean Central Bank and the Chilean Government concentrating 95.4% of the total amount, which was particularly focused on short-term notes issued by the Central Bank (PDBC hereafter) amounting to Ch$3,074,690 million, that are principally utilized by our Treasury to manage temporary cash surplus coming from the expiration of commercial and financial assets while dealing with regulatory and internal liquidity thresholds. It is worth noting the PDBC held in the Trading portfolio have very short maturities (less than 30 days) and, which explains the bounded price risk (interest rate sensitivity) we face from trading positions.

Similarly, FVTOCI securities represented 41.7% of our total debt securities portfolio or Ch$3,524,783 million as of September 30, 2023. Following the overall trend, the FVTOCI portfolio was mainly composed of bonds issued by the Chilean Central Bank and the Chilean Government amounting to Ch$1,783,647 million or 50.6% and certificates of deposit and bonds issued by local banks representing Ch$1,542,530 million or 43.8% as of the same date. To a lesser extent, we held an offshore securities of Ch$198,606 million or 5.6% of the total FVTOCI portfolio, which was comprised of nearly three fourths in long-term bonds issued by foreign banks and the rest in U.S. Treasury Bills.

The positions taken in Central Bank and Chilean Government bonds, as well as certificates of deposit issued by local banks, pursue both collateralizing the FCIC obligation with more liquid assets –as requested by the Central Bank– and taking directional investments on the grounds of our view on the path that should be followed by local interest rates in coming quarters. As of September 30, nearly Ch$1,209,000 million of securities issued by the Chilean Central Bank or the Chilean Government and Ch$1,070,000 million of certificates of deposit issued by local banks were pledged as FCIC collateral. Regarding investments in offshore securities, positions in bonds issued by U.S. banks were primarily motivated by our expectation on declining offshore interest rates, which has taken longer than expected.

Furthermore, as of September 30, 2023 we maintained a Held-to-Maturity (HTM hereafter) portfolio measured at amortized cost that totalled Ch$911,831 million, all invested in mid-term bonds issued by both the Chilean Central Bank and the Chilean Government, denominated in both CLP and CLF. Approximately Ch$814,000 million of this portfolio was collateralizing the FCIC obligation as of the same date.

Finally, our Debt Securities portfolio was also composed of other instruments, particularly mutual funds, amounting to Ch$454,970 million. Most of these funds were invested in fixed-income instruments denominated in local currency and have become an alternative investment choice for the management of cash surplus in the short-run.

Debt Securities Portfolio by Purpose
(In Millions of Ch$)


6,737,116
5,274
885,951
3,662,443
2,183,448
8,560,817
257,325
902,355
3,967,392
3,433,745
8,456,702
454,970
911,831
3,524,783
3,565,118
Sep-22
Dec-22
Sep-23
Trading Securities
Fair Value Through OCI
Amortized Cost
Other Instruments

As September 30, 2023, our Debt Securities Portfolio posted an overall annual increase of Ch$1,719,586 million or 25.5% from the Ch$6,737,116 million recorded as of September 30, 2022. The increase relied on the following factors:

- An annual expansion of Ch$1,381,670 million or 63.3% in our Trading portfolio, from Ch$2,183,448 million in September 2022 to Ch$3,565,118 million this year. This increment was principally steered by greater overall positions in securities issued by the Central Bank by approximately Ch$1,555,891 million, which in turn mainly relied on an annual increase of Ch$1,352,754 million in PDBC. This effect, caused by increased cash surplus coming from the expiration of other assets, was partly offset by an annual decline of Ch$174,221 million in securities issued by local companies and banks. Since short-term interest rates have taken longer than previously expected to land towards neutral levels, investments in short-term securities continue to conduct our decisions in terms of Trading positions, particularly now that inflation seems to be smoothing faster than the monetary policy interest rate.

- Increased positions in Other Instruments by Ch$449,696 million, primarily related to Mutual Funds invested in fixed-income securities, from Ch$5,274 million in September 2022 to Ch$454,970 million in September 2023.
- An annual rise of Ch$25,880 million or 2.9% in HTM securities from Ch$885,951 million as of September 30, 2022 to Ch$911,831 million as of September 30, 2023, which is fully explained by the effect of inflation on UF-denominated securities.

The previously mentioned drivers were to some degree counterbalanced by an annual decrease of Ch$137,660 million or 3.8% in FVTOCI securities that passed from Ch$3,662,443 million in September 2022 to Ch$3,524,783 million this year. This change was mainly explained by lower positions in Central Bank bonds denominated in local currency by Ch$400,148 million or 18.3% on an annual basis, which was primarily been driven by instruments maturing during the 3Q23, proceeds that were invested in short-term nominal instruments. This effect was to some extent offset by: (i) greater positions in locally-issued securities, including certificates of deposits issued by local banks, by Ch$206,339 million or 15.4% on an annual basis, part of which has been intended to collateralize the Central Bank's FCIC program as mentioned earlier, and (ii) offshore FVTOCI instruments increasing Ch$56,149 million or 39.4% when compared to September 2022, which has been fostered by increased positions taken in both bonds issued by foreign banks and U.S. Treasury Bills, based on the downward trend we expect for foreign interest rates in the future while collateralizing derivative transactions, respectively.

On a year-to-date basis, our Debt Securities portfolio experienced a slight decrease of Ch$104,115 million or 1.2% when compared to the Ch$8,560,817 million recorded as of December 31, 2022. This evolution has mainly been steered by a year-to-date decline of Ch$442,609 million or 11.2% in exposures to FVTOCI securities from Ch$3,967,392 million in December 2022, which in turn was prompted by lower positions in bonds issued by the Central Bank and the Chilean Government for an amount of Ch$475,209 million on a year-to-date basis, related to the maturity of certain instruments, whereas these funds were reinvested in short-term CLP denominated assets that are still yielding attractive interest rates, such as certificates of deposit issued by local banks and overnight deposits in the Central Bank.

The decline in FVTOCI securities was offset to some degree by:

- A year-to-date increase in fixed-income securities held for Trading by Ch$131,373 million or 3.8%, when contrasted with the Ch$3,433,745 million reached in December 2022, which was mainly supported by an increase in bonds issued by the Chilean Government by Ch$146,055 million and further positions in PDBC by Ch$96,054 million.
- An increment of Ch$197,645 million or 76.8% in Mutual Funds and other instruments –primarily invested in fixed-income securities– that pursued to optimize the profitability of temporary cash surplus.
- Greater balances of fixed-income securities held to maturity by Ch$9,476 million or 1.1% from the Ch$902,355 million posted in December 2022, which is related to the effect of inflation on UF-denominated notional amounts.

As we have mentioned in previous reports, the evolution of our debt securities portfolio continues to be driven by directional positions that pursue to benefit from the expected normalization of interest rates and credit spreads over the rest of 2023 while taking advantage of an inverted yield curve and short-term interest rates that have become misaligned with the landing depicted of inflation in the last months. Furthermore, we have continued to increase positions in high liquid assets to collateralize the FCIC obligation with the Central Bank, including both mid- and long-term bonds issued by the Central Bank and Chilean Government and –in recent months– short-term certificates of deposit issued by local banks.

Regarding interest rates, the current outlook differs somehow from what we expected at the beginning of 2023. Since inflation took longer than expected to smoothing, the Central Bank delayed the decision of starting the easing cycle for three to four months. Thus, based on the recent evolution of inflation, the Central Bank has cut the overnight interest rate twice since June 2023, by 100 bp. in July 2023 and 75 bp. in September 2023 to take the monetary policy interest rate to 9.50% from the 11.25% in June 2023. The recent actions deployed by the Central Bank have also resulted in an interest rate decrease from the 10.75% in September 2022, when the tightening cycle was in progress.

Local Interest Rates
(Nominal and Real Rates in %)


12.0
10.0
8.0
6.0
4.0
2.0
0.0
-2.0
-4.0
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23
Sep-23
BCP 5y
BCP 10y
BCU 5y
BCU 10y
MPR
FED Fund

Source: Risk America and the Chilean Central Bank.

The Central Bank has underlined that although the easing cycle should continue in coming quarters, as expected by the market, there are still some concerns on the evolution of inflation as some external factors have arisen in the last months, such as the divergent path of the FED Fund Rate (FFR hereafter) when compared to the local overnight rate, which has fostered further depreciation of the Chilean peso in recent months that could –in turn– produce a pass through effect on local prices. More recently, the armed conflict in Middle East could also put upward pressure on international and local prices. Accordingly, a more paused than previously expected process may not be ruled out.

Concerning to mid- and long-term local interest rates, we have seen a steepening since June 2023. As a matter of fact, interest rates of five-year and ten-year Central Bank's bonds denominated in CLP increased from levels of ~5.5% in June 2023 to ~6.0% in September 2023. Likewise, yields of five-year and ten-year Central Bank's bonds denominated in CLF increased from ~2.0% to ~3.0% within the same period. However, the current levels of long-term nominal interest rates (CLP) continue to be well below those seen a year earlier (~7.0%), while real interest rates (CLF) display similar levels than a year ago. The uneven behavior between nominal and real interest rates reflects the correction of inflation expectations on the grounds the recent downward trend in 12-month inflation.

As for foreign interest rates, unlike the steps taken by the Chilean Central Bank, the U.S. Federal Reserve (FED hereafter) has raised the FFR once since June 2023 in 25 bps. to reach 5.5% by the end of September 2023. The current level compares to 3.25% in June 2022 and 4.5% in December 2022. Although in the last meeting carried out in September 2023 the FED's board decided to maintain unchanged the FFR, the press release mentioned that the FFR is expected to remain high for longer than forecasted by the market, considering the risk of persistent inflation. This could bring about second round effects on the Chilean economy due to the impact of the interest rate gap on the exchange rate.

Looking forward in the local front, since inflation seems to be tamed, we expect the Central Bank to continue deploying the easing cycle in coming months by taking the monetary policy interest rate to levels of ~8.0% by the end of 2023. Unless recent changes in the external backdrop soar prices in the near future, this tendency should gradually continue in 2024, when the reference rate should converge to neutral levels of ~4.5% by the end of year. Our forecast for December 2023 slightly differs from the one presented last quarter (7.5%), which has primarily been motivated by the cautious message delivered by the Central Bank in the last meeting.

Other Assets

As of September 30, 2023 our Other Assets amounted to Ch$10,690,111 million, which represented a decrease of Ch$2,062,517 million or 16.2% when compared to the Ch$12,752,628 million recorded a year earlier.

Other Assets
(In Millions of Ch$)



12,752,628
1,327,509
596,899
533,014
3,111,269
4,326,619
2,857,318
10,778,133
1,298,861
726,910
826,257
2,174,115
2,987,106
2,764,884
10,690,111
1,726,301
610,308
590,423
2,181,001
2,505,068
3,077,010
Sep-22
Dec-22
Sep-23
Other
Deferred & Current Taxes
Cash in Collection & REPO
Loans to Banks
Derivatives
Cash and Due from Banks

The annual decline was focused on changes in main line-items, as follows:

- A sharp annual decrease of trading and hedge accounting derivatives with positive fair value adjustment by Ch$1,821,551 million or 42.1% when compared to September 30, 2022. The evolution in derivates fair value has been steered by both changes in positions and the path followed by some market factors. First of all, the exposure to local currency (CLP and CLF) through trading derivatives has turned into net asset position as of September 30, 2023 from a net liability position as of September 30, 2022, while the exposure to foreign currency has increasingly become a sold position by September 2023. On the other hand, exposures through hedge accounting derivatives have remained all but flat by maintaining a short position in CLF and a long position in foreign currency. Accordingly, the upward trend adopted by local long-term interest rates, particularly over the last two quarters resulted in decreasing fair value of long positions in local currency taken through trading derivatives.

→ Lower balances related to Loans to Banks by Ch$930,268 million or 29.9% on an annual basis, from Ch$3,111,269 million in September 2022 to Ch$2,181,001 million this year. This decrease was primarily supported by the change in overnight deposits held in the Chilean Central Bank yielding the monetary policy interest rate less 25 bp. The recent downward adjustments applied by the Chilean Central Bank to the overnight rate, given sliding inflation, in conjunction with other choices to manage our short-term liquidity partly explained the decrease in these kinds of deposits.

These factors were partly compensated by: (i) an annual increase of Ch$219,692 million or 7.7% in Cash and Due from Banks Ch$2,857,318 million recorded in September 2022 to the Ch$3,077,010 million reached in September 2023, as part of the management of cash surplus and obligations to be met in the near future, and (ii) other assets line-items jointly increasing Ch$398,792 million in the same period.

On a year-to-date basis, our Other Assets recorded a decrease of Ch$88,022 million or 0.8% as of September 30, 2023 when compared to the Ch$10,778,133 million reached in December 2022. The factors underlying this change are similar to those mentioned for the annual variation:

→ A joint decrease in fair value of both trading and hedge accounting derivatives by Ch$482,038 million or 16.1% from Ch$2,987,106 million in December 2022 to Ch$2,505,068 million in September 2023. As in the case of the 12-month variation, this change primarily relied on trading positions that became increasingly long in local currency and short in foreign currency, while exposures underlying hedge accounting derivatives remained all but flat. As a result, the average upward trend seen in long-term interest rates has translated into a decrease in fair value adjustments for long positions in local currency.

→ Lower balances of Cash in Process of Collection and Repo Agreements by Ch$235,834 million or 28.5% on a year-to-date basis from Ch$826,257 million in December 2022 to Ch$590,423 million at the end of the 3Q23, primarily due to decreasing amounts of demand deposits clearance, in line with the decline in demand deposits across the industry.

→ Deferred tax assets decreasing Ch$116,602 million or 16.0% from Ch$726,910 million in December 2022 to Ch$610,308 million in September 2023, which is mostly explained by the liquidation of provisional monthly tax payments in April 2023 (associated with the FY2022) and the recognition of provisional monthly tax payments as of September 30, 2023.

These elements were partly offset by: (i) a year-to-date increase of Ch$312,126 million in Cash and Due from Banks that passed from Ch$2,764,884 million in December 2022 to Ch$3,077,010 million in September 2023, and (ii) other assets line-items jointly growing Ch$427,440 million in the same period.

Current Accounts & Demand Deposits


Total Demand Deposits
(In Millions of Ch$)
14,298,698
13,383,232
12,786,573
6,207,851
5,785,130
5,556,122
8,090,847
7,598,102
7,230,451
Sep-22
Dec-22
Sep-23
Retail Banking
Wholesale Banking

Even though Demand Deposits (DDA) continued to be on road to pre pandemic levels in relation to other balance sheet accounts, such as Loans or Time Deposits, the downward trend has smoothed over the last quarters, which may be understood as the ending phase of the normalization process motivated by declining inflation and the prevailing economic conditions in the local front, marked by higher unemployment, and still high nominal interest rates.

As a matter of fact, our DDA recorded an annual decrease of Ch$1,512,125 million or 10.6% by passing from Ch$14,298,698 million in September 2022 to Ch$12,786,573 million a year after. Similarly, though to a lesser rate, total DDA balances dropped Ch$596,659 million or 4.5% from the Ch$13,383,232 million recorded in December 2022.

As revealed in our last reports, this behavior is in line with our expectations while being clearly explained by the evolution of diverse market factors and overall liquidity in the economy that has decreased as long as extraordinary pension fund withdrawals went to non-recurrent household consumption. As additional liquidity disappeared, DDA have continued to decline although at slower pace than in previous quarters. Other factor that has contributed to temper the declining rate has been the landing process that is showing 12-month inflation, based on the hawkish bias taken by the Chilean Central Bank since mid-2021. In this regard, 12-month inflation (measured as UF variation) has decreased from 13.9% in September 2022 to 5.7%, which is much closer to the Central Bank's mid-term target and, therefore, has reduced the loss of purchasing power of DDA balances for

customers. Nevertheless, some factors –that should keep on pushing DDA down over the rest of the year– linger:

- Although the Chilean Central Bank has entered in a more dovish cycle on the grounds of sliding inflation, the monetary policy interest rate persists in higher-than-normal levels by reaching 9.5% as of September 30, 2023. This level compares to 10.75% as of September 30, 2022 and 11.25% as of December 31, 2022, so despite the opportunity cost of keeping funds in the form of DDA has decreased, it is still so high to pass it up.
- On the other hand, short-term foreign interest rates have continued to increase, due to actions taken by worldwide central banks to tame inflation. This has translated into lower incentives to hold DDA denominated in foreign currency in Chile. As a matter of fact, the FED has raised the overnight interest rate from 3.25% in September 2022 to 4.5% in December 2022 and 5.5% in September 2023. Even though the FED's Board kept the rate unchanged in the September 2023 meeting, it has highlighted that interest rates should remain high for a while, until inflation concerns fade away.

As a result of the trend followed by DDA balances, our reciprocity ratio of this type of liability to total loans has continued converging to long-term levels by going down from 39.6% in September 2022 to 36.5% in December 2022 and 34.8% in June 2023. Although the current level is much more aligned with our long-term average of ~34%, we still see some room for further correction over the coming quarter.

As explained in previous reports, the trend adopted by DDA since the end of 2022 has been present in both the Retail and the Wholesale Banking segments, though being more marked for Retail Banking customers. Hence, DDA balances managed by the Retail Banking segment displayed an annual decrease of Ch$860,396 million or 10.6% by totalling Ch$7,230,451 million in September 2023 in comparison with the Ch$8,090,847 million registered in September 2022. Likewise, on a year-to-date basis, DDA managed by the segment went down Ch$367,652 million or 4.8% in relation to the Ch$7,598,102 million recorded in December 2022.

Similarly, in the Wholesale Banking segment the DDA have passed from Ch$6,207,851 million reached in September 2022 to Ch$5,556,122 million in September 2023, which denoted an annual decrease of Ch$651,729 million or 10.5% while decreasing Ch$229,007 million or 4.0% when compared to the Ch$5,785,130 million registered in December 2022.

As we have mentioned in previous quarters, the dynamics conducting the DDA behavior in the Retail and Wholesale Banking segment are somewhat similar, albeit with different intensity. In fact, the swifter decline in Retail Banking DDA has primarily been marked by lowered overall liquidity among individuals after pension fund withdrawals and still high levels of short-term nominal interest rates that have continued to encourage retail customers moving to Time Deposits. Thus, given the expected path for both inflation and short-term rates the sliding trend of DDA should moderate. In the case of DDA managed by the Wholesale Banking segment, despite interest rates remain attractive, the more professional approach and, particularly, the lower comparison base in relation to the Retail banking customers has contributed to a more tempered downward trend, which should keep on moderating.

In terms of the currency composition, Ch$-denominated DDA continued to be the main source of this type of funding by totalling Ch$10,934,176 million in September 2023, which represented an 85.5% of the total DDA balance as of the same date. This figure compares with the 81.2% and 83.1% registered in September 2022 and December 2022, respectively, which allows to infer further decrease in DDA denominated in foreign currency, in spite of the decline in local currency DDA. Actually, local currency DDA balances decreased of Ch$673,970 million or 5.8% when compared to Ch$11,608,146 million posted in September 2022 and a year-to-date decline of Ch$184,608 million or 1.7% in relation to the Ch$11,118,784 million posted in December 2022, trend that has been present in both the Retail and the Wholesale Banking segment.

Total Demand Deposits by Currency
(In Millions of Ch$)


14,298,698
2,690,552
11,608,146
13,383,232
2,264,448
11,118,784
12,786,573
1,852,397
10,934,176
Sep-22
Dec-22
Sep-23
Local Currency
Foreign Currency

The more pronounced decline in DDA denominated in foreign currency is depicted by an annual decrease of Ch$838,155 million or 31.2% from Ch$2,690,552 million in September 2022 to Ch$1,852,397 million in September 2023 and a year-to-date drop of Ch$412,051 million or 18.2% when compared to the Ch$2,264,448 million posted in December 2022. This behavior has been motivated by core factors, among which we can highlight: (i) lowered social and political uncertainty in the local front when compared to a year ago that has reduced the incentive to save funds in foreign currency, and (ii) increased opportunity

cost of funds maintained in DDA denominated in foreign currency due to the trend in foreign overnight interest rates, particularly in the case of the FED Fund Rate, all leading to decreases of USD-expressed balances of foreign currency DDA by 25.0% and 21.8% on an annual and a year-to-date basis, respectively. As for exchange rate, the impact has been mixed since the Chilean peso has appreciated 9.2% on an annual basis while depreciating 3.5% when compared to December 2022.

Going forward, since nominal short-term interest rates are expected to continue declining over the rest of the year, we cannot rule out further decrease on an annual basis (though more tempered than the industry) by the end of this year, based on a "reciprocity" ratio of DDA to Total Loans that should hover around ~34.0% by December 2023.

In terms of market positioning, as of August 31, 2023 (latest available information released by the CMF) we ranked second in the local banking industry by attaining a market share of 20.3% in total DDA (net of clearing), excluding operations of foreign banking subsidiaries. As of the same date, however, we remained the first bank in personal banking DDA with a market share of 29.8%. As revealed in previous reports, we aim to maintain our market-leading position in DDA by improving our presence in overall DDA balances over the rest of 2023 while maintaining our leadership among individual customers.

Time Deposits & Saving Accounts

Our total amount of Time Deposits accounted for Ch$15,138,985 million as of September 30, 2023, which denoted an annual increase of Ch$2,146,237 million or 16.5% in relation to the Ch$12,992,748 million posted a year earlier. When compared to the total balance of Ch$14,157,141 million recorded in December 2022, Time Deposits grew by Ch$981,844 million or 6.9% in September 2023.

Whereas DDA keep on landing to normal levels, the prevailing interest rate scenario has continued to sustain the increase in Time Deposits. Although growth rates have slowed down when compared to previous quarters, the Time Deposits expansion continues to be larger than the contraction in DDA, particularly given the current shape of the nominal yield curve, which is currently overweighting short-term inflation. Accordingly, there is still a significant incentive to keeping funds in the form of Time Deposits, particularly among retail investors. In this regard, even though the Chilean Central Bank has begun an easing monetary process, as inflation has ceded, the monetary policy interest rate has just been cut twice –starting in July 2023– by reaching 9.50% at the end of September 2023, which is about 0.8% per month in comparison with monthly inflation of 0.2% for the same month (measured as UF variation).

Time Deposits by Segment
(In Millions of Ch$)



15,138,985
14,157,141
12,992,748
3,353,290
3,693,260
3,245,991
9,639,458
10,463,881
11,892,994
Sep-22
Dec-22
Sep-23
Retail Banking
Wholesale Banking

This factor is playing a key role in the uneven evolution of Time Deposits in the Retail Banking and Wholesale Banking segments. Actually, the Retail Banking segment has set the trend in overall Time Deposits by reaching Ch$11,892,994 million in September 2023, which represented an annual boost of Ch$2,253,536 million or 23.4% from the Ch$9,639,458 million booked in September 2022 and a Ch$1,429,113 million or 13.7% rise when compared to the Ch$10,463,881 million posted in December 2022. This trend seems to be strongly influenced by the current level of interest rates that encourage retail customer to continue preferring Time Deposits over other investment alternatives.

Instead, Time Deposits managed by the Wholesale Banking segment totalled Ch$3,245,991 million in September 2023, which was Ch$107,299 million or 3.2% below the Ch$3,353,290 million recorded a year earlier and Ch$447,269 million or 12.1% beneath the Ch$3,693,260 million booked in December 2022. As mentioned in previous reports, since Wholesale Banking customers have a more professional approach to manage cash surplus, they seem to be moving towards more sophisticated investment choices in the local market, including the actual and expected rebound in the equity market, and cross border investment alternatives, as Central Banks across the globe are likely to begin easing monetary cycles after controlling inflation.

Going forward, we foresee Time Deposits should keep on tempering if inflation continues to slide and the Central Bank's dovish bias becomes more solid by cutting the overnight interest rate. Therefore, expansion in Time Deposits for the rest of 2023 and beyond will depend on funding needs arising from loan growth, the evolution of long-term interest rates and the path followed by demand deposits.

So far, our reciprocity ratio of Time Deposits to Total Loans is 41.2%, which is well aligned with long-term average figures.

Debt Issued

Our long-term debt accounted for Ch$10,553,955 million as of September 30, 2023. This amount denotes an annual increase of Ch$769,089 million or 7.9% if contrasted with the Ch$9,784,866 million booked a year earlier and year-to-date growth of Ch$275,103 million or 2.7% in relation to the Ch$10,278,852 million recorded in December 2022. As noted last quarter, we have continued to seek for convenient alternatives in Chile and abroad to both replace the scheduled amortization of formerly placed bonds and finance current and future balance sheet growth.

In terms of currency concentration, the annual rise in Debt Issued has mainly been associated with growth in bonds denominated in local currency that increased Ch$896,973 million or 12.0% in relation to September 2022 and Ch$156,474 million or 1.9% if contrasted with December 2022 by reaching Ch$8,389,086 million in September 2023. Instead, Debt Issued in foreign currency declined Ch$127,885 million or 5.6% when compared to September 2022 while increasing Ch$118,628 or 5.8% in relation to December 2022, a dissimilar trend that is –however– explained by the exchange rate evolution as evidenced by a 9.2% annual appreciation of the Chilean Peso against the US dollar when compared to September 2022 and a 3.5% depreciation of the Chilean Peso when compared to December 2022. Actually, when looking at notional amounts of Debt Issued in foreign-currency, it is possible to find out a tempered upward trend from U.S.$2,364 million in September 2022 to U.S.$2,407 million in December 2022 and U.S.$2,433 million in September 2023.

Debt Issued by Currency
(In Millions of Ch$ and %)


Foreign Currency
2,164,868
20.5%
Local Currency
8,389,086
79.5%

Based on the above, as of September 30, 2023 our local currency (mostly UF-denominated) and foreign-currency Debt Issued represented 79.5% and 20.5% of our total Long-Term Debt, respectively, which compare to levels of 76.6% and 80.1% of debt denominated in local currency in September 2022 and December 2022, respectively, as well as 23.4% and 19.9% of foreign-currency debt on the same dates, respectively. This evolution had mainly to do with the change in the liability structure once DDA balances –mainly denominated in local currency– began to normalize and funding needs in UF for longer tenors increased.

Evolution of Debt Issued
(In Millions of Ch$)


9,784,866
2,762
1,002,053
8,780,051
10,278,852
2,377
1,010,905
9,265,570
10,553,955
1,606
1,036,187
9,516,162
Sep-22
Dec-22
Sep-23
Senior Bonds
Subordinated Bonds
Mortgage Finance Bonds

The annual and year-to-date growth in Debt Issued was largely focused on senior bonds. Since September 2022, we have placed:

- Senior bonds in the local market by Ch$1,475,865 million with average maturity of 13.3 years, mostly denominated in UF, of which approximately Ch$580,000 million have been placed since December 2022 with average tenors of 9.1 years.
- Senior bonds placed overseas amounting to Ch$67,801 million, with maturities ranging from two to four years in markets like Japan and Mexico, issued during 2023.

These new placements have allowed to replace amortizations, but also finance the moderate growth of the balance sheet while taking advantage of attractive investment opportunities by profiting from the gap between nominal and real interest rates prompted by inverted local yield curves.

Along with these placements, we moderately increased the use of Commercial Paper, from Ch$45,386 million in September 2022 to Ch$175,817 million in September 2023. This increase has pursued to optimize the funding cost for Trade Finance loans instead of using foreign interbank loans, based on recent changes in spreads over the SOFR rate.

On the other hand, we have not carried out any placement of subordinated bonds since September 2019. Accordingly, the annual growth of Ch$34,134 million or 3.4% and the year-to-date increase of Ch$25,282 million or 2.5% in subordinated bonds, that amounted to Ch$1,002,053 million as of September 30, 2023, was exclusively explained by the effect of inflation on UF-denominated notional amounts. As subordinated bonds are a source of capital adequacy, further issuances will mainly depend on future initiatives to bolster our equity base.

Looking forward, we are continually assessing funding alternatives based on the evolution of DDA, changes in the yield curve and loan growth, all of which will determine the steps we will take to finance our balance sheet while keeping liquidity and price risk metrics aligned with our risk appetite framework.

Other Liabilities

Our Other Liabilities totalled Ch$11,647,689 million as of September 30, 2023, which poses an annual drop of Ch$1,403,781 million or 10.8% when compared to Ch$13,051,470 million reached as of September 2022 and a decrease of Ch$930,121 million or 7.4% in comparison with the Ch$12,577,810 million registered in December 2022.


Other Liabilities
(In Millions of Ch$)
13,051,470
12,577,810
11,647,689
3,340,606
3,855,636
3,562,190
4,350,064
3,324,498
2,739,988
5,360,800
5,397,676
5,345,511
Sep-22
Dec-22
Sep-23
Borrowing from F.I.
Derivatives
Provisions & Others

Except for the trend exhibited by Borrowings from Financial Institutions, our Other Liabilities displayed a similar trend that our Other Assets, particularly in terms of trading and hedge accounting derivatives with negative valuation adjustment.

Hence, when compared to September 2022, the behavior of our Other Liabilities relied on mixed factors, including:

- A significant decrease in fair value from trading and hedge accounting derivatives by Ch$1,610,076 million or 37.0% on an annual basis, which had to do with both the 9.2% appreciation of the Chilean peso between September 2022 and September 2023, in addition to the effect of the path followed by local and foreign interest rates on the fair value of CLP/Foreign-Currency forward and swap contracts in the same period.
- Greater balances of Provisions and Other Liabilities by Ch$221,584 million or 6.6% on an annual basis, from Ch$3,340,606 million in September 2022 to Ch$3,562,190 million in September 2023, which primarily explained by other liabilities distributed in several line-items.

In addition, the decline in our Other Liabilities when compared to December 2022, was primarily fostered by:

- A year-to-date drop in fair value of derivatives held for both trading and hedge accounting purposes by Ch$584,510 million or 17.6% if contrasted with December 2022, which – once again– was concentrated in CLP/foreign-currency forward and swap derivatives. However, instead of being partly explained by exchange rate, in this case most of the change was explained by the trend adopted by local and foreign interest rates.
- A decline of Ch$293,446 million or 7.6% in Provisions and Other liabilities, which was primarily explained by a decrease in both transactions in course of collection –given the slowdown in economic activity– and repurchase agreements taken by our securities brokerage subsidiary, given lower funding needs.

As we have mentioned in previous reports, Borrowings from Financial Institutions include the FCIC funding from the Central Bank for an amount of Ch$4,348,400 million, two thirds of which is due to expire in March 2024 and one third in July 2024. To cover this obligation, we have been taking positions in liquid assets including: (i) mid-term bonds issued by the Central Bank and the Chilean Government, (ii) overnight deposits in the Central Bank, and (iii) certificates of deposits issued by local banks, part of which are currently pledged to the Central Bank as FCIC collaterals. Also, at the maturity date, the total FCIC will be collateralized by liquid fixed-income assets as required by the Central Bank. It is also worth mentioning that, by the end of September 2023, the Central Bank created a new kind of deposit that accrues the monetary policy interest rate, instrument that is intended to facilitate the FCIC payment process for local banks.

Equity

As of September 30, 2023 our Equity accounted for Ch$5,026,133 million, which represented a rise of Ch$340,460 million or 7.3% when compared to the Ch$4,685,673 million recorded in September 2022.

Total Equity
(In Millions of Ch$)


4,685,673
687,626
908,572
3,089,473
4,858,327
889,275
908,572
3,060,478
5,026,133
425,241
1,451,076
3,149,815
Sep-22
Dec-22
Sep-23
Net Income (Net of Min. Div.)
Retained Earnings
Capital & Reserves

The annual increase in Equity was supported by the following factors:

- The retention of Ch$542,504 million associated with the effect of inflation on our shareholders' equity for the year ended December 31, 2022, which pursues to maintain the real value of paid-in capital and reserves, as decided by our shareholders on March 23, 2023.
- An annual increase by Ch$60,341 million in other comprehensive income accumulated in equity, which was the result of: (i) positive fair value adjustment of hedge accounting derivatives by Ch$37,935 million in September 2023 when compared to a year earlier, mainly due to the upward trend adopted by local long-term interest rates, particularly in the UF yield curve, which positively impacted the liability side of swap derivatives, and (ii) a positive fair value adjustment of FVTOCI fixed-income instruments by Ch$20,011 million, mainly explained by the sale of securities that had accumulated fair value losses by Ch$58,588 million in the 3Q22, effect that has been to some degree offset by the recent upward trend adopted by local and foreign interest rates, particularly since June 2023 onwards.

These positive factors were to some extent offset by lower net income earned as of September 30, 2023 in comparison with the same period of 2022 by Ch$262,385 million or 38.2%, once deducted provisions for minimum dividends, which is mainly explained by the high comparison base in a context of higher-than-expected inflation that benefited our operating revenues last year.

In relation to December 2022, our Equity displayed an expansion of Ch$167,806 million or 3.5% when compared to the Ch$4,858,327 million reached at the end of 2022. In a similar fashion than the previous quarter, this change was attributable to opposing elements, such as:

- The net income earned as of September 30, 2023, net of provisions for minimum dividends, amounting to Ch$425,241 million.
- A year-to-date surge of Ch$89,336 million in other comprehensive income accumulated in equity, which was mainly sustained by positive fair value adjustments in hedge accounting derivatives by Ch$107,681 million in the nine-month period ended on September 30, 2023 that –as mentioned earlier– has primarily been caused by local long-term interest rates that have tended to increase over the last two quarters. This effect was to some extent compensated by a negative fair value adjustment in FVTOCI fixed-income securities amounting to Ch$20,949 million within the same nine-month period, due to steepened local and foreign interest rates.

These positive elements were partly offset by higher than provisioned dividend paid in March 2023 by Ch$346,771 million, associated with the full distribution of net distributable earnings (total net income earned in 2022 less the effect of inflation on our shareholders' equity) instead of the amount of Ch$520,158 million actually provisioned as of December 2022, based on the decision made by our shareholders in the annual meeting held in March 2023.

Risk Management Approach



Risk Management Principles

Banco de Chile's risk profile ensures that its business can sustainably grow and is aligned with its strategic objectives, in order to maximize value creation and guarantee its long-term solvency. Global risk management takes into consideration the business segments served by the bank, which is approached from an integrated and differentiated perspective.

The bank's corporate governance relies on active participation by the board, in order to adequately manage risk, either directly or through committees composed of directors and senior management that have been described in the Corporate Governance section of this report.

The board establishes the risk policies, the risk appetite framework, and the guidelines to develop, validate and monitor its models. It approves the provision models and annually issues an opinion on the adequacy of provisions. Management is responsible for establishing rules and procedures, and for controlling compliance with the board's instructions.

The bank has integrated its capital and liquidity planning process into its strategic planning, in line with the risks inherent to its business, the financial and competitive environment, its business strategy, corporate values, and its risk governance, management and control systems. Its capital planning process is aligned with the regulator's requirements and incorporates Risk Weighted Asset calculations and stress tests for its credit, market and operational risks, and the integrated measurement of its financial and non-financial risks.

The Wholesale Credit Risk Division, the Retail Credit Risk and Global Risk Control Division and the Cybersecurity Division jointly manage risk. They form the corporate risk governance structure, and their highly experienced and specialized teams, together with a robust regulatory framework, secure optimal and effective management of the matters they address. The first two divisions are responsible for credit risk during the loan origination, monitoring and recovery stages for these respective segments. The Wholesale Credit Risk Division has a Market Risk Area that is responsible for measuring, limiting, controlling and reporting on market risk, as well as defining valuation and management standards for the bank's assets and liabilities.

Internal Control Model

The board of directors is responsible for defining and continuously evaluating the internal control environment in order to ensure conservative management and effective auditing. To guarantee audit independence, the bank has a hierarchical structure and validation mechanisms in order to address audit issues.


BOARD OF DIRECTORS
COMMITTEES INVOLVING DIRECTORS
DIRECTORS' AND AUDIT COMMITTEE
CHIEF EXECUTIVE OFFICER
FIRST LINE
Commercial Management
Operational Management
Cybersecurity
SECOND LINE
Finacial Reporting, Control And Productivity
Wholesale Credit Risk
Retail Credit Risk and Global Risk Control
Compliance
General Counsel
Technological Risk
THIRD LINE
Internal Audit
Independent Auditors
Regulators and Supervisors

Main Responsibilities of the first line

- Identify and evaluate risks arising from operations.
- Control and mitigate risks arising from operations.
- Implement necessary mitigation measures.
- Provide reasonable assurance in attaining operational objectives.
- Ensure the effectiveness and efficiency of operations.
- Ensure the reliability of information.
- Ensure compliance with regulations and laws applicable to its operations. Safeguard assets.
- Consistently execute controls over risks.
- Design and implement detailed procedures to supervise control execution.

Main Responsibilities of the second line

- Design a risk management framework for the organization.
- Facilitate and promote risk management throughout the organization.
- Advise and support process owners in defining the risk exposure level of their operations.
- Effectively report information on the organization's risk profile.
- Present the organization's risk exposure to the board and identify and manage changes in exposure.
- Monitor effective application of controls within first line of defense.
- Monitor timely implementation of risk treatment or mitigation measures or deficiencies.

Main Responsibilities of the third line

- Perform an independent and objective analysis of the organization's internal control and audit the first and second lines of defense.
- Carry out regular, objective tests on the design and effectiveness of the controls used by the organization to mitigate risk.
- Issue an independent opinion on the organization's risk management performance.

As relevant processes are audited, testing verifies employee compliance with ethical standards, mainly on issues related to potential conflicts of interest or insider trading. There are several preventive controls that apply to audits of these processes, for example, compliance and supplier management.

Credit Risk

Credit risk assesses the probability that the counterparty in a loan transaction does not meet its contractual obligation because of payment incapacity or financial insolvency, and that leads to a potential loan loss.

The bank seeks an adequate risk-return and an appropriate risk balance, through careful credit risk management, which covers the loan origination, monitoring and recovery processes. It also continuously manages risk knowledge using an integral approach, in order to contribute to the business and anticipate threats that may damage its solvency or the quality of its loan portfolio, by developing a unique risk awareness culture throughout the corporation.

This requires developing a risk management framework for the business segments served by the bank, responding to regulatory requirements and commercial dynamism, contributing to digital transformation, and contributing to the bank's businesses from a risk management perspective. It adopts a portfolio perspective that efficiently and proactively manages, resolves and controls the business approval process.

The bank integrates socio-environmental criteria into its evaluations for granting financing for domestic and regional projects that might generate such an impact, wherever executed. Projects must have all the permits, authorizations, licenses and studies required for their impacts in order to qualify for financing. For large customers, the bank also has specialized customer service units involved in the process of financing large-scale projects such as public works concessions that include building infrastructure and mining, power or real estate developments, all of which may have an environmental impact.

Credit policies and processes are based on the following management principles, which use a specialized approach according to the characteristics of the bank's markets and segments, and acknowledges their peculiarities:

- Perform a rigorous evaluation during the loan origination process
- Implement a continuous, robust portfolio monitoring process
- Develop credit risk modelling guidelines, covering regulatory and management aspects, for efficient decision making at each stage of the lending process.
- Implement a timely, flexible, efficient collections structure
- Efficiently manage teams, tools and information availability

Our two credit risk divisions use these management principles to contribute to the business and anticipate threats that may affect solvency and portfolio quality, based on a segmentation by business, as follows:

- **Retail Banking Segment**

  Loan origination for these segments is mainly managed using risk evaluation scoring tools, supported by an appropriate credit attribution model, which is required to approve each transaction. These evaluations examine factors such as total borrowings, payment capacity and maximum acceptable exposure for the customer.

- **Wholesale Banking Segment**

  Origination management for this segment involves an individual assessment of the customer and if it belongs to a group of companies then this takes into consideration the bank's relationship with the rest of the group. This individual assessment considers income-generating capacity, financial capacity with emphasis on solvency, exposure levels, industry variables, an evaluation of the partners and management and aspects particular to the transaction such as the financing structure, terms, products and any guarantees.

Market Risk

Market risk can be defined as the risk of losses in the Trading and / or the Banking Book, arising from adverse movements in market factors.

This risk is ruled by the Market Risk Management Policy, reviewed and approved at least annually by the Board, which establishes the main guidelines for measuring, limiting, reporting and controlling financial exposures and price risks generated by them.

The measurement is carried out through the use of several internally- developed metrics and models for both the Trading and the Banking Book. In addition, the Bank reports standardized metrics to regulators according to their guidelines.

Regarding internal tools designed for the Trading Book, the Bank measures financial exposures by means of sensitivities or greeks (calculated on an aggregate basis but also at a single market factor level or specific tenor points) and the risk of the entire portfolio by using the VaR model, which are daily reported, monitored and controlled against their limits by independent control functions.

The Bank has also established internal metrics for price risk management in the Banking Book, defining limits and warning levels for interest rate exposures and interest rate risk, which are measured by using the IRE metric (Interest Rate Exposure) and EaR 12M Model (Earnings at Risk in 12 months), respectively, both reported, monitored and controlled against their limits and triggers at least on a monthly basis.

The internal governance framework establishes that the price risk appetite must be reviewed and approved by the Board at least annually, and it describes the escalation and remediation process in case exposure and risk levels are exceeded or breached.

The Market Risk Management Policy also enforces to perform periodic stress testing of the Trading and Banking Book (including separate testing for the Fair Value Through Other Comprehensive Income portfolio), which are essential to measure and control the maximum price risk appetite defined by the Board.

Finally, an appropriate set of information is reported to the Asset and Liabilities Committee on a monthly basis and to the Board on a quarterly basis.

Liquidity Risk

Liquidity risk can arise either due to a reduction in the bank's funding capacity (funding liquidity risk) or a reduction in the traded value of its assets that can be liquidated or its market factors from derivatives held in its portfolios (transaction or trading liquidity risk).

The Bank has a Liquidity Risk Management Policy, reviewed and approved at least annually by the Board, which establishes the main guidelines for measuring, limiting, reporting and controlling liquidity risk.

Funding liquidity is measured, reported and controlled by means of using internal metrics, including the Market Access Report (MAR). MAR limits are established to ensure that funding can be obtained and / or renewed in professional markets under normal business conditions, in different time horizons and currencies. The Bank also sets a minimum amount of highly liquid assets (or liquidity buffer), and a limit of the cross-currency funding position. Concentration ratios and other complementary metrics are also periodically measured, reported and controlled against warning levels. In addition, the Bank reports standardized metrics to regulators in accordance with their guidelines, such as the Liquidity Coverage Ratio (LCR) and the Net Stable Financing Ratio (NSFR). It also continuously monitors and tracks market variables and/or material events that could affect our liquidity position.

In accordance with its Liquidity Risk Management Policy, the Bank performs regular stress testing in order to quantify its cash needs in the event of adverse scenarios of varying severity, which are contrasted against potentially available action plans detailed within the Liquidity Contingency Plan. These results are daily reported, monitored and controlled based on the maximum liquidity risk appetite defined by the Board.

On the other hand, trading liquidity is assured by using limits with certain specific maturities based on the amounts that are normally traded in professional markets for interest rate exposure generated by debt instruments and derivatives. The same process is used to limit the Bank's overall exposure to each currency and to exchange rate volatility with varying maturities.

These internal and regulatory metrics are regularly reported to the business units responsible for managing liquidity risk. Similarly, senior management is immediately notified if the limits are exceeded or triggers are breached, including, if necessary, monitoring of corrective action plans. Finally, the general status of liquidity risk is reported to the Asset and Liabilities Committee on a monthly basis and to the Board on a quarterly basis.

Operational Risk

Operational risk is the risk of loss resulting from deficiencies or failures in internal processes, staff or systems, or from external events. This definition includes legal risks and excludes strategic and reputation risks.

Operational risk is inherent to all activities, products and systems, as well as strategic, business and support processes throughout the organization. All bank employees are appropriately responsible for the management and control of operational risks inherent to their duties, since these risks may result in direct or indirect financial losses.

The bank controls and manages operational risk by developing a regulatory and governance framework adapted to the complexity of its business. The Operational Risk Policy defines a comprehensive management framework that includes identifying, evaluating, controlling, mitigating, monitoring and reporting these risks. This requires executing several processes as follows:

- Process Assessment
- Supplier Management
- Fraud Management
- Management of Operational Events and Operational Losses
- Operational Risk Assessment for Projects
- Control Testing
- Risk Appetite Profile and Framework
- Self-Assessment Matrix
- Relations with External Entities and Corporate Training Plan

Business Continuity

Different situations that could affect the business continuity of the organization or the country, which requires to be constantly prepared to keep operating the products and services that are critical to its customers.

Being prepared to face any emergency is key to providing exceptional services to our customers. Therefore, we have developed a robust, consistent Business Continuity Plan to safeguard the bank and its subsidiaries. The objective of the plan is to establish general guidelines for ensuring the safety of our employees, protecting the organization's capital from catastrophic events, maintaining and updating documentation, and conducting training and testing.

To comply with these guidelines, the bank has developed a strategy to meet this objective that covers the following areas:

- Document Management
- Business Continuity Testing
- Crisis Management
- Critical Supplier Management
- Management of Alternative Sites
- Relationship with Subsidiaries and External Organizations
- Continuous Improvement
- Training

Technological Risk, Cybersecurity and Data Protection

Society is increasingly digitalized, so customer privacy and cybersecurity risk management is a priority for Banco de Chile. Therefore, the bank has developed a Strategic Cybersecurity Plan, which is aligned with the bank's business strategy. The main objectives of this plan are to protect customer and employee data, safeguard the bank's data, manage technological, cybersecurity and data security risks, and strengthen the risk prevention culture.

This plan complies with the appropriate regulations, which include the Personal Data Protection Law 21,096, the Protection of Privacy Law 19,628 and the provisions published in the Updated Compilation of Rules (RAN) issued by the Financial Market Commission (CMF). This plan has been approved by senior management, who regularly receive associated progress reports.

Data security and cybersecurity policies at Banco de Chile establish guidelines regarding the responsibility for and protection of data and its associated risk management, based on both regulatory aspects and international standards. These policies are reviewed annually and apply to employees, outsourced personnel, as well as suppliers and contractors of services who access its facilities or have access to bank and subsidiary data. The controls that protect this information and IT assets are defined by regulations, processes and the bank's internal procedures.

Conduct Risk and Anti-Money Laundering

Banco de Chile knows that sound ethical management is essential for its industry leading position. Therefore, the bank has diverse protocols, systems and models to ensure ethical behavior of all its employees.

The Code of Conduct is the key guideline and essential component of the bank's corporate ethics. It contains the general principles and instructions that guide the ethical-professional conduct of the employees, directors and board advisors. The purpose of the code is to safeguard the fundamental values to properly conduct the bank's business, in accordance with the bank's corporate philosophy. The Ethics Committee is responsible for overseeing its implementation within the bank.

Preventing corruption and the use of the bank and its subsidiaries to engage in unlawful practices has been a concern over the last few decades for Banco de Chile. Awareness-raising measures and controls have been intensified during 2022, in order to prevent this kind of behavior. The bank has approved a Code of Conduct, a Prevention of Dishonest Practices Policy and a Handling Conflicts of Interest Policy, which describe the main roles and responsibilities to avoid that anything may be interpreted as a violation of ethical conduct or imply the risk of corruption or bribery.

The Compliance Division by means of its Regulatory Compliance Area and the Ethics Committee are responsible for ensuring compliance with the conduct described in these policies.

Model Risk and Internal Control

Its purpose is to manage the risks associated with models and their processes, so it relies on the model validation, model risk management and internal control functions. Model validation is responsible for performing an independent review of risk models, including risk-weighted assets and stress testing, during their construction and implementation stages. It validates compliance with board-approved guidelines and addresses aspects such as governance, data quality, modeling techniques, methodological and parametric implementation analysis and documentation. The results of these reviews are submitted to the respective committees.

Model risk management is responsible for monitoring models and ensuring that they fulfill their life cycle status. The Model Risk Management Committee was created in July 2023 and is composed of members of the Bank' senior management.



Funding Concentration & Liquidity Position

Our liquidity position has continued to be solid as depicted by both the Liquidity Coverage Ratio (LCR) and the Net Stable Funding Ratio (NSFR), which have remained well above the prevailing regulatory limits of 100% and 70%, respectively, as defined by the banking liquidity regulation.

Liquidity Ratios: LCR and NSFR
(In percentage as of each date, based on CMF C49 report)


450%
400%
350%
300%
250%
200%
150%
100%
50%
0%
Sep-22
Oct-22
Nov-22
Dec-22
Jan-23
Feb-23
Mar-23
Apr-23
May-23
Jun-23
Jul-23
Aug-23
Sep-23
LCR
NSFR

To achieve this position, we maintained high-quality liquid assets around an average of Ch$7,397 Bn. in the 3Q23, which explains the positive gap shown by the LCR. These assets are primarily composed of fixed-income securities issued by the Chilean Central Bank and the Chilean Government. In the case of the NSFR, given our balance sheet structure and solid management of liquidity gaps, the relationship between available and required funding has remained stable over time.

From the funding concentration perspective, the deposit composition has moderately changed in 2023. In fact, on a year-to-date basis, Time Deposits as a percentage of our total liabilities (i.e. excluding equity accounts) have increased from 28.1% in December 2022 to 30.2% in September 2023, while demand deposits reduced their share from 26.6% to 25.5% within the same period.

Furthermore, given the current and persistent position in liquid assets as mentioned above, we have required lower funding from professional counterparties. In this regard, our liabilities structure continued to be well balanced, as reflected by a 42% share of financial counterparties, a 44% share of retail counterparties and a 14% composed of wholesale non-financial counterparties.

Liability Concentration by Counterparty
(As percentage of Total Liabilities)


44%
14%
42%
Financial Counterparties
Retail Counterparties
Wholesale Non-Financial Counterparties

Worth mentioning is that approximately 70% of the liabilities with financial counterparties are concentrated in long-term bonds and the FCIC program set by the Central Bank, both representing a 29.6% of our total liabilities (excluding equity), as of September 30, 2023.



Market Risk

We continue to manage our trading portfolio prudently by focusing on providing competitive prices to our financial and corporate counterparties within the market-making activity and in order to keep trading price risk at bounded levels.

Value-at-Risk Trading Book (1-day impact)
(99% confidence level / Individual Basis)

In Millions of Ch$	Year-to-Date 2022	Year-to-Date 2023	Change Ch$	Change %
Average	1,101	2,280	1,179	107.0%
Maximum	1,700	3,909	2,209	130.0%
Minimum	487	796	309	63.4%

The Value-at-Risk (VaR) of our Trading Book averaged Ch$2,280 million in the nine-month period ended on September 30, 2023, which represented a 107.0% increase when compared to the average of Ch$1,101 million VaR recorded in the same period of 2022. This was the consequence of greater long positions in both fixed-income securities and derivatives exposed to CLP and CLF in the 3Q23 when compared to the 3Q22, in line with the expected drop in the interest rates, although we tended to lower these by the end of the quarter, due to changes in expectations. Regardless the relative annual increase in positions and the use of internal thresholds set for the VaR metric, the price risk in this portfolio remains low.

On the other hand, the interest rate risk in the Banking Book, measured as the 12-month Earnings-at-Risk (EaR) metric, increased from an average of Ch$211,476 million in the nine-month period ended on September 30, 2022 to Ch$261,906 million in the same period of 2023, which denoted a 23.8% annual growth.

Earnings-at-Risk Banking Book (12-month impact)
(99% confidence level / 3-month defeasance period / Individual Basis)

In Millions of Ch$	Year-to-Date 2022	Year-to-Date 2023	Change Ch$	Change %
Average	211,476	261,906	50,430	23.8%
Maximum	237,932	286,176	48,244	20.3%
Minimum	179,379	235,747	56,368	31.4%

The upward trend in our 12-month EaR metric this quarter had primarily to do higher volatility in almost all market factors, but principally in market implied inflation and nominal rates for the three-year sample ended on September 30, 2023. Thus, the increased volatility rather than changes in exposures explains the increase in the 12-month EaR metric when compared to the same period of 2022.

As for our exposure to inflation, the net asset exposure to UF in the Banking Book reached Ch$7,685 Bn. in September 2023. The recent tempered increase in the UF gap has been based on our view of inflation pressures in the economy in the short-term, while maintaining a balanced risk-return relationship. It is worth mentioning that this position is composed of both, our structural gap that covers our shareholders' equity from the effect of inflation in the long-run and directional positions taken by our Treasury in order to profit from short-term changes on market expectations.

Inflation-Indexed Position in the Banking Book
(In Billions of Ch$, End of Period)


7,353
8,120
7,533
7,802
8,020
6,759
6,843
6,774
7,685
Sep-21
Dec-21
Mar-22
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23
Sep-23

Based on the income we have accrued from inflation variation over the last quarters, we believe our strategy has more than compensated the risk taken during the period of higher-than-expected inflation. Nevertheless, as mentioned in previous reports, we are continually assessing the expected track for inflation to change our exposure if necessary.



Operational Risk

Regarding Operational Risk, we aim to keep a reasonable level of losses, by means of monitoring and controlling the proper functioning of our processes, personnel and internal systems while also considering external issues.

In order to achieve this goal, we operate through a Comprehensive Risk Management Framework, as well as a governance structure that addresses the complexity of our business model.

As of September 30, 2023, net operational losses accounted for Ch$15,628 million, which was primarily composed of: (i) losses associated with external fraud representing 65.6%, (ii) other effects jointly representing 22.2%, comprised of losses related to employment practices and workplace safety, in addition to losses from customers, products and business practices, as well as damage in fixed-assets, and (iii) losses related to execution, delivery and business processes concentrating 11.7%.

Net Operational Losses by Type
(In Millions of Ch$ / Net of Recoveries)


Execution, Delivery and Process Management
Business Interruption and System Failure
Damage in Fixed-Assets
Customers, Products and Business Practices
Labor Practices and Labor Security
External Fraud
Internal Fraud
0
3,000
6,000
9,000
12,000
As of Septemeber 30, 2022
As of September 30, 2023

The amount of net operational losses recorded as of September 30, 2023 represented an annual increase of Ch$5,501 million or 54.3% when compared to the Ch$10,127 million registered in the same period of 2022. This change is aligned with the trend observed over the last quarters while being explained by specific factors arising this year.

Thus, the main reasons underlying this annual increase had to do with:

- An annual increase of Ch$4,088 million or 66.3% in net losses associated with the external fraud category, from the Ch$6,170 million incurred last year, mainly due to an annual rise in losses from electronic fraud, which includes fraudulent transactions through credit cards, debit cards, and electronic money transfers. This trend is affecting the industry as a whole, given recent changes introduced to fraud law with these kinds of payment methods.
- An increase of Ch$545 million or in net losses related to the category of damage in fixed assets, from the Ch$251 million posted last year, due to an increase in repair expenses, mainly associated with branches y ATM locations, among others.
- An increase of Ch$525 million in net losses associated with the category of employment practices and workplace safety, from the Ch$843 million booked last year, as a result of both pandemic-related issues and a process of normalization in business operations after the health contingency.

To mitigate the effects mentioned above, we have implemented various measures to reinforce controls, allowing for a reduction in impact and/or the avoidance of future losses.



Capital Adequacy and Risk Ratings

Capital Adequacy

Our Total Capital Ratio reached 17.7% as of September 2023, representing a decrease of 29 bp. when compared to the ratio reached as of September 2022. In addition, our CET1 ratio was 13.5% as of September 2023, which denotes an annual increase of 13 bp., while the Tier 1 ratio registered an annual drop of 37 bp. in the same period. The BIS III ratio declined 29 bp. when compared to the 18.0% in September 2022, was explained by an annual increase of 5.5% in RWA and 3.8% in Total Capital.

BCH Capital Adequacy Ratios
(As percentage as of each date)


+40 bp
+13 bp
(37) bp
(29) bp
8.5%
8.9%
13.3%
13.5%
14.3%
14.0%
18.0%
17.7%
Common Equity Tier 1 / Total Assets
Common Equity Tier 1 / RWA
Tier 1 Capital / RWA
Total Capital / RWA
Sep-22
Sep-23

Based on these figures, as of September 2023 we complied with all mandatory limits of 3.0% for the leverage ratio, 6.0625% for the CET1 ratio, 7.5625% for the Tier1 ratio and 9.5625% for the Total Capital ratio.

Likewise, our current capital adequacy position enables us to be poised to address the completion of the Basel III implementation, including the 0.5% counter-cyclical buffer defined by the Central Bank in May 2023 (to be fulfilled in a one-year period).

Credit Risk Ratings

Our credit ratings determine the cost and the terms upon which we are able to obtain funding. Rating agencies evaluate us by taking into account diverse factors, including the financial strength, the business environment and the economic backdrop.

International Credit Ratings

MOODY'S	Long-Term	Short-Term
Foreign Currency	A2	P-1
Outlook	Stable	

STANDARD & POOR'S	Long-Term	Short-Term
Foreign Currency	A	A-1
Outlook	Negative	

Local Credit Ratings

HUMPHREYS	Long-Term	Short-Term
Deposits	AAA	Nivel 1+
Outlook	Stable	

FELLER RATE	Long-Term	Short-Term
Deposits	AAA	Nivel 1+
Outlook	Stable	

On October 19, 2023, Standard & Poor's revised the long-term rating outlook on Chile from stable to negative, while affirming sovereign credit ratings. According to S&P, the outlook revision was fostered by the delay in the approval of public policies that pursue both boost GDP growth and strengthen the fiscal balance. Although no rating actions have been undertaken for local banks, we cannot rule out that further actions on Chile's rating or sovereign debt will not result in adjustments to the outlook or ratings of local banks, including us.

Consolidated Statement of Income

Chilean GAAP- In millions of Chilean pesos (MCh$) and US dollars (MUS$)

	Quarter				%Change	Year-to-Date			%Change
	3Q22 MCh$	2Q23 MCh$	3Q23 MCh$	3Q23 MUS$	3Q23/3Q22	Sep-22 MCh$	Sep-23 MCh$	Sep-23 MUS$	Sep-23/Sep-22
Interest revenue	629,903	796,595	798,103	896.9	26.7 %	1,620,414	2,367,843	2,661.0	46.1 %
Interest expense	(316,751)	(427,984)	(421,986)	(474.2)	33.2 %	(683,201)	(1,255,198)	(1,410.6)	83.7 %
Net Interest Income	**313,152**	**368,611**	**376,117**	**422.7**	**20.1 %**	**937,213**	**1,112,645**	**1,250.4**	**18.7 %**
Indexation revenue from UF	599,991	253,845	54,190	60.9	(91.0) %	1,683,547	535,453	601.8	(68.2) %
Indexation expenses from UF	(330,063)	(154,341)	(23,333)	(26.2)	(92.9) %	(911,247)	(318,961)	(358.5)	(65.0) %
Net Income from UF Indexation	**269,928**	**99,504**	**30,857**	**34.7**	**(88.6) %**	**772,300**	**216,492**	**243.3**	**(72.0) %**
Income from fees and commissions	174,285	178,160	179,119	201.3	2.8 %	501,230	528,206	593.6	5.4 %
Expenses from fees and commissions	(36,390)	(42,085)	(46,634)	(52.4)	28.2 %	(106,051)	(122,741)	(137.9)	15.7 %
Net Fees and Commisions	**137,895**	**136,075**	**132,485**	**148.9**	**(3.9) %**	**395,179**	**405,465**	**455.7**	**2.6 %**
Results from Assets/Liabilities held for Trading	75,256	103,066	3,447	3.9	(95.4) %	124,876	240,298	270.1	92.4 %
Results from FVTOCI Assets and Asset/Liabilities at /	(58,376)	51	(199)	(0.2)	(99.7) %	(57,902)	(265)	(0.3)	(99.5) %
Results form Foreign Exchange Transactions	29,244	16,891	124,578	140.0	326.0 %	111,449	110,773	124.5	(0.6) %
Financial Results	**46,124**	**120,008**	**127,826**	**143.7**	**177.1 %**	**178,423**	**350,806**	**394.2**	**96.6 %**
Income attributable to affiliates	**2,740**	**3,818**	**3,561**	**4.0**	**30.0 %**	**8,427**	**9,357**	**10.5**	**11.0 %**
Income from Non-Current Assets Held for Sale	**(1,194)**	**3,530**	**80**	**0.1**	**-**	**(134)**	**2,209**	**2.5**	**-**
Other operating income	**9,541**	**16,853**	**10,981**	**12.3**	**15.1 %**	**18,729**	**36,498**	**41.0**	**94.9 %**
Total Operating Revenues	**778,186**	**748,399**	**681,907**	**766.3**	**(12.4) %**	**2,310,137**	**2,133,472**	**2,397.6**	**(7.6) %**
Personnel Expenses	(137,349)	(134,776)	(136,841)	(153.8)	(0.4) %	(382,327)	(405,635)	(455.9)	6.1 %
Administrative Expenses	(91,978)	(100,395)	(102,804)	(115.5)	11.8 %	(265,402)	(303,611)	(341.2)	14.4 %
Depreciation and Amortization	(21,806)	(23,543)	(22,486)	(25.3)	3.1 %	(62,819)	(68,788)	(77.3)	9.5 %
Impairments	(160)	(12)	(129)	(0.1)	(19.4) %	(60)	(112)	(0.1)	86.7 %
Other Operating Expenses	(7,311)	(6,261)	(7,506)	(8.4)	2.7 %	(18,269)	(20,714)	(23.3)	13.4 %
Total Operating Expenses	**(258,604)**	**(264,987)**	**(269,766)**	**(303.2)**	**4.3 %**	**(728,877)**	**(798,860)**	**(897.8)**	**9.6 %**
Provisions for Loans at Amortized Cost	(74,504)	(85,660)	(77,479)	(87.1)	4.0 %	(194,324)	(280,981)	(315.8)	44.6 %
Special Provisions for Credit Risk	(41,248)	(231)	956	1.1	-	(158,378)	31	0.0	-
Recovery of written-off loans	16,214	14,689	17,840	20.0	10.0 %	48,606	44,542	50.1	(8.4) %
Financial Assets Impairments	(6,680)	3,830	(1,788)	(2.0)	(73.2) %	(7,653)	3,057	3.4	-
Expected Credit Losses (ECLs)	**(106,218)**	**(67,372)**	**(60,471)**	**(68.0)**	**(43.1) %**	**(311,749)**	**(233,351)**	**(262.2)**	**(25.1) %**
Operating Result	**413,364**	**416,040**	**351,670**	**395.2**	**(14.9) %**	**1,269,511**	**1,101,261**	**1,237.6**	**(13.3) %**
Income tax	(73,788)	(83,893)	(91,677)	(103.0)	24.2 %	(206,686)	(243,170)	(273.3)	17.7 %
Net Income for the Period	**339,576**	**332,147**	**259,993**	**292.2**	**(23.4) %**	**1,062,825**	**858,091**	**964.3**	**(19.3) %**
Non-Controling interest	2	-	-	0.0	-	2	-	0.0	-
Net Income for the Period attributable to Equity Hol	**339,574**	**332,147**	**259,993**	**292.2**	**(23.4) %**	**1,062,823**	**858,091**	**964.3**	**(19.3) %**
Fair Value Adj. Securities FTVOCI	13,348	(10,947)	(27,862)	(31.3)	-	5,118	(22,018)	(24.7)	-
Fair Value Adj. Hedge Accounting	20,018	2,799	88,405	99.4	341.6 %	(119,933)	147,508	165.8	(223.0) %
Income Tax & Other effects	(2,241)	298	(18,642)	(21.0)	731.9 %	35,269	(36,153)	(40.6)	(202.5) %
Comprehensive Income	**370,701**	**324,297**	**301,894**	**339.3**	**(18.6) %**	**983,279**	**947,428**	**1,064.7**	**(3.6) %**

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.
All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$889.82 per US$1.00 as of September 30, 2023. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.
Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Financial Market Commission, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile's website both in Spanish and English.

Consolidated Balance Sheet

Chilean GAAP- In millions of Chilean pesos (MCh$) and US dollars (MUS$)

ASSETS	Sep-22 MCh$	Dec-22 MCh$	Sep-23 MCh$	Sep-23 MUS$	% Change Sep-23/Sep-22
Cash and due from banks	2,857,318	2,764,884	3,077,010	3,458.0	7.7 %
Transactions in the course of collection	488,526	772,196	539,074	605.8	10.3 %
Financial Assets for Trading at Fair Value through P&L	6,347,195	6,651,099	6,465,637	7,266.2	1.9 %
Derivate instruments	4,158,473	2,960,029	2,445,549	2,748.4	(41.2) %
Debt Securities	2,183,448	3,433,745	3,565,118	4,006.6	63.3 %
Other	5,274	257,325	454,970	511.3	8,526.7 %
Financial Assets at Fair Value Through OCI	3,662,443	3,967,392	3,524,783	3,961.2	(3.8) %
Debt Securities	3,662,443	3,967,392	3,524,783	3,961.2	(3.8) %
Derivative Intruments for Hedge Accounting	168,146	27,077	59,519	66.9	(64.6) %
Financial Asstes at Amortized Cost	39,365,419	39,046,943	39,150,703	43,998.5	(0.5) %
Receivables from repurchase agreements and security borrowings	44,488	54,061	51,349	57.7	15.4 %
Debt Securities	885,951	902,355	911,831	1,024.7	2.9 %
Loans and advances to Banks	3,111,269	2,174,115	2,181,001	2,451.1	(29.9) %
Commercial loans	20,211,364	20,285,710	19,609,336	22,037.4	(3.0) %
Residential mortgage loans	11,164,421	11,416,154	12,014,056	13,501.7	7.6 %
Consumer loans	4,709,681	4,992,940	5,134,368	5,770.1	9.0 %
Allowances for loan losses	(761,755)	(778,392)	(751,238)	(844.3)	(1.4) %
Investments in other companies	59,732	62,211	70,703	79.5	18.4 %
Intangible assets	86,916	106,620	127,546	143.3	46.7 %
Property and Equipment	210,311	210,124	205,194	230.6	(2.4) %
Leased assets	100,541	94,921	89,531	100.6	(11.0) %
Current tax assets	75,562	187,401	86,942	97.7	15.1 %
Deferred tax assets	521,337	539,509	523,366	588.2	0.4 %
Others	870,009	824,985	1,233,327	1,386.0	41.8 %
Total Assets	54,813,455	55,255,362	55,153,335	61,982.6	0.6 %

LIABILITIES & EQUITY	Sep-22 MCh$	Dec-22 MCh$	Sep-23 MCh$	Sep-23 MUS$	% Change Sep-23/Sep-22
Liabilities					
Transactions in the course of payment	402,356	681,792	484,839	544.9	20.5 %
Financial Liabilities for Trading at Fair Value through P&L	4,323,876	3,107,753	2,616,685	2,940.7	(39.5) %
Derivate instruments	4,321,134	3,101,482	2,614,576	2,938.3	(39.5) %
Other	2,742	6,271	2,109	2.4	(23.1) %
Derivative Intruments for Hedge Accounting	28,930	223,016	125,412	140.9	333.5 %
Financial Liabilities at Amortized Cost	41,871,013	42,766,290	43,142,530	48,484.6	3.0 %
Current accounts and other demand deposits	14,298,698	13,383,232	12,786,573	14,369.8	(10.6) %
Saving accounts and time deposits	12,992,748	14,157,141	15,138,985	17,013.5	16.5 %
Payables from repurchase agreements and security lending	201,805	216,264	100,332	112.8	(50.3) %
Borrowings from financial institutions	5,360,800	5,397,676	5,345,511	6,007.4	(0.3) %
Debt Issued	8,782,813	9,267,947	9,517,768	10,696.3	8.4 %
Other financial obligations	234,149	344,030	253,361	284.7	8.2 %
Lease liabilities	95,457	89,369	84,214	94.6	(11.8) %
Instruments Issued for Regulatory Capital	1,002,053	1,010,905	1,036,187	1,164.5	3.4 %
Provisions	1,288,007	1,461,950	1,362,547	1,531.3	5.8 %
Current tax liabilities	677	932	1,246	1.4	84.0 %
Deferred tax liabilities	-	-	-	-	-
Other liabilities	1,115,413	1,055,028	1,273,542	1,431.2	14.2 %
Total liabilities	50,127,782	50,397,035	50,127,202	56,334.1	(0.0) %
Equity of the Bank's owners					
Capital	2,420,538	2,420,538	2,420,538	2,720.3	0.0 %
Reserves	709,742	709,742	709,742	797.6	0.0 %
Other comprehensive income	(40,807)	(69,802)	19,535	22.0	(147.9) %
Retained earnings from previous periods	908,572	908,572	1,451,076	1,630.8	59.7 %
Income for the period	1,062,823	1,409,433	858,091	964.3	(19.3) %
Provisions for minimum dividends	(375,197)	(520,158)	(432,850)	(486.4)	15.4 %
Non-Controlling Interest	2	2	1	0	(50.0) %
Total equity	4,685,673	4,858,327	5,026,133	5,648.5	7.3 %
Total Liabilities & Equity	54,813,455	55,255,362	55,153,335	61,982.6	0.6 %

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.
All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$889.82 per US$1.00 as of September 30, 2023. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.
Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Financial Market Commission, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile's website both in Spanish and English.

Selected Statistical Information

Chilean GAAP- In millions of Chilean pesos (MCh$) and US dollars (MUS$)

Key Performance Ratios	Quarter		Year-to-Date	
	3Q22	3Q23	Sep-22	Sep-23
Earnings per Share (1) (2)				
Net income per Share (Ch$)	3.36	2.57	10.52	8.49
Net income per ADS (Ch$)	672.31	514.75	2,104.24	1,698.90
Net income per ADS (US$)	0.69	0.58	2.17	1.91
Book value per Share (Ch$)	46.38	49.76	46.38	49.76
Shares outstanding (Millions)	101,017	101,017	101,017	101,017
Profitability Ratios (3) (4)				
Net Interest Margin	5.77%	4.16%	5.63%	4.42%
Net Financial Margin	5.57%	4.50%	5.71%	4.73%
Fees & Comm. / Avg. Interest Earnings Assets	1.22%	1.12%	1.20%	1.14%
Operating Revs. / Avg. Interest Earnings Assets	6.86%	5.71%	6.96%	5.98%
Return on Average Total Assets	2.52%	1.91%	2.73%	2.09%
Return on Average Equity	30.09%	21.01%	32.34%	23.37%
Return on Average Capital and Reserves	34.46%	22.69%	34.20%	23.71%
Inflation-adjusted Return on Average Equity (5)	16.47%	19.90%	19.03%	19.65%
Capital Ratios				
Common Equity Tier 1 (CET1) / Total Assets	8.49%	8.90%	8.49%	8.90%
Common Equity Tier 1 (CET1) / Risk Weighted Assets (RWA)	13.34%	13.47%	13.34%	13.47%
Tier1 Capital / Risk Weighted Assets (RWA)	14.34%	13.97%	14.34%	13.97%
Total Capital / Risk Weighted Assets (RWA)	18.00%	17.71%	18.00%	17.71%
Credit Quality Ratios				
Total Past Due / Total Loans to Customers	1.08%	1.35%	1.08%	1.35%
Allowance for Loan Losses / Total Past Due	194.79%	151.08%	194.79%	151.08%
Total Allowance for Loan Losses / Total Past Due (6)	370.01%	291.90%	370.01%	291.90%
Impaired Loans / Total Loans to Customers	2.61%	3.10%	2.61%	3.10%
Loan Loss Allowances / Impaired Loans	80.86%	65.93%	80.86%	65.93%
Loan Loss Allowances / Total Loans to Customers	2.11%	2.04%	2.11%	2.04%
Expected Credit Losses / Avg. Loans to Customers (4)	1.18%	0.66%	1.19%	0.85%
Operating and Productivity Ratios				
Operating Expenses / Operating Revenues	33.23%	39.56%	31.55%	37.4%
Operating Expenses / Average Total Assets (3) (4)	1.92%	1.98%	1.87%	1.95%
Balance Sheet Data (1) (3)				
Avg. Interest Earnings Assets (million Ch$)	45,190,522	47,499,927	44,087,181	47,358,686
Avg. Assets (million Ch$)	53,887,957	54,450,457	51,899,894	54,646,145
Avg. Equity (million Ch$)	4,514,149	4,948,930	4,382,108	4,895,978
Avg. Loans to Customers (million Ch$)	35,856,207	36,738,403	34,970,986	36,746,135
Avg. Interest Bearing Liabilities (million Ch$)	27,942,572	31,147,806	25,584,552	30,849,127
Risk-Weighted Assets (Million Ch$)	35,130,471	37,058,459	35,130,471	37,058,459
Additional Data				
Exchange rate (Ch$/US$) - EOP	969.66	889.82	969.66	889.82
Employees (#) - EOP	12,469	12,486	12,469	12,486
Branches (#) - EOP	265	262	265	262
Notes				

(1) Figures are expressed in nominal Chilean pesos.
(2) Figures are calculated considering nominal net income, the shares outstanding and the exchange rate existing at the end of each period.
(3) Ratios consider daily average balances.
(4) Annualized data.
(5) Non-GAAP measure computed as net income less the effect of inflation on shareholders' equity (both for the period) divided by average shareholders' equity.
(6) Including additional allowances.

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.
All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$889.82 per US$1.00 as of September 30, 2023. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.
Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Financial Market Commission, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile's website both in Spanish and English.